2001 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

	December 31, 2001	December 31, 2000	% Change
OPERATING RESULTS			
Net Income before Taxes	$ 338.7	$ 209.0	62 %
Net Income	$ 247.7	$ 160.7	54 %
Earnings per Share – Diluted	$ 0.28	$ 0.18	56 %
Net Interest Margin	3.56 %	4.02 %	(11) %
YEAR-END BALANCES			
Assets	$ 71,968	$ 73,349	(2) %
Deposits	$ 63,745	$ 65,323	(2) %
Loans	$ 56,005	$ 54,274	3 %

[illegible]

YEAR-BY-YEAR COMPARISON



– Diluted
.40
'01

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

Commission file number: 0-27984

Ridgestone Financial Services, Inc.
(Name of small business issuer in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	39-1797151 (I.R.S. Employer Identification No.)
13925 West North Avenue, Brookfield, Wisconsin (Address of principal executive offices)	53005 (Zip Code)

Issuer's telephone number: (262) 789-1011

Securities registered under Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, no par value
(Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___.

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Issuer's revenues for its most recent fiscal year: $5,385,514

Aggregate market value of voting stock held by non-affiliates of the issuer as of March 1, 2002: $5,220,446

Number of shares of common stock, no par value, outstanding on March 1, 2002: 876,492

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for the 2002 Annual Meeting (incorporated by reference into Part III to the extent indicated therein)

Transitional Small Business Disclosure Format: Yes ___; No X

Ridgestone Financial Services, Inc.

Index to Annual
Report on Form 10-KSB
For The Fiscal Year Ended December 31, 2001

Page

Part I 2

Item 1. Description of Business 2
Item 2. Description of Property 9
Item 3. Legal Proceedings 10
Item 4. Submission of Matters to a Vote of Security Holders 10

Part II 10

Item 5. Market for Common Equity and Related Stockholder Matters 10
Item 6. Management's Discussion and Analysis 11
Item 7. Financial Statements 26
Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure 48

Part III 48

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act 48
Item 10. Executive Compensation 48
Item 11. Security Ownership of Certain Beneficial Owners and Management 48
Item 12. Certain Relationships and Related Transactions 48
Item 13. Exhibits and Reports on Form 8-K 48

SIGNATURES 49

Part I

Item 1. Description of Business

General

Ridgestone Financial Services, Inc. (the "Company") was incorporated in Wisconsin on May 25, 1994. The Company was formed to acquire all of the issued and outstanding stock of Ridgestone Bank (the "Bank") and to engage in the business of a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA").

The Bank provides full-service commercial and consumer banking services in its primary market areas of Brookfield, Elm Grove and Wauwatosa, Wisconsin. The Bank competes with other offices of national, regional or local commercial banks, savings banks, savings and loan institutions, credit unions and other financial service organizations in the three-city area.

In 1996, the Bank received regulatory approval to open its first branch at 15565 W. North Avenue, Brookfield, Wisconsin. The branch opened for business on January 2, 1997, and houses a drive-thru branch banking facility and banking operations center. On May 31, 2000, the Company purchased the building it had previously leased for use as the Bank's main office and the Company's headquarters at 13925 West North Avenue, Brookfield, Wisconsin.

The Bank was the first bank in Wisconsin to introduce full-service PC banking to consumers. This on-line service, called RidgeStone Connect℠, enables the Bank's customers to access their accounts in real time, pay bills, transfer funds, and access lines of credit. In 2000, the Bank introduced two business versions of RidgeStone Connect℠ for its commercial customers and now offers these PC banking services over the Internet. As of December 31, 2001, approximately 53% of the Bank's consumer checking account customers and approximately 23% of the Bank's commercial checking account customers were enrolled in RidgeStone Connect℠.

The Company's principal business is the business of the Bank. The Bank's principal business consists of attracting deposits from the public and investing those deposits in loans and securities. The Bank's deposits are insured to the maximum extent allowable by the Federal Deposit Insurance Corporation ("FDIC"). The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest earned on its loans and securities and the interest paid on deposits. The Company's operating results are affected by deposit service charges, secondary market loan fees, commissions generated by the investment center and other income. The Company's operating results are also affected by economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Operating expenses of the Company include employee compensation and benefits, occupancy and equipment expenses, professional and data processing fees, and other administrative expenses.

The FDIC and the State of Wisconsin Department of Financial Institutions released the Memorandum of Understanding (the "Memorandum") the Bank entered into in fiscal 2000, as previously disclosed. The regulators notified the Bank in the third quarter of 2001 that the Memorandum was no longer necessary and had been terminated.

Special Note Regarding Forward-Looking Statements

Certain matters discussed in this Annual Report on Form 10-KSB are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects," or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those contemplated in the forward-looking statements. Such risks include, among others: interest rate trends, the general economic climate in the Company's market area, loan delinquency rates, and legislative enactments or regulatory changes which adversely affect the business of the Company and/or the Bank. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements. The forward-looking statements included herein are only made as of the date of this Annual Report on Form 10-KSB and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Business Strategy

The Bank's strategy is to concentrate on the financial service needs of individuals and small businesses by providing them with quality service, products and on-site decision-making. The Bank pursues this strategy by attracting highly-qualified employees and utilizing state-of-the-art technology, both in its operations and in the services it provides its customers. The Bank also directs its marketing efforts toward a customer base it identifies as having the potential to be highly profitable.

Loan Products

The Bank offers a full range of retail and commercial lending services, including commercial revolving lines of credit, residential and commercial real estate mortgage loans, a system for purchasing and managing commercial customers' accounts receivable, consumer loans and equipment financing. These loan products are discussed below.

Although the Bank's management takes a competitive approach to lending, it stresses high quality in its loans. To promote such quality lending, the Board of Directors of the Bank has established a maximum lending authority for each loan officer. Each loan request exceeding a loan officer's authority must be approved by one or more senior officers. The Loan Committee of the Bank reviews loans with aggregate principal amounts between the lending officer's lending authority and $250,000. The Loan Committee of the Bank is comprised of the President of the Bank, the Executive Vice President and a Senior Commercial Lender. In addition, the Loan Committee of the Board of Directors of the Bank reviews loans over $250,000 for prior approval. On a monthly basis, the entire Board of Directors of the Bank reviews all loans over $25,000 made in the preceding month. Because of the Bank's local nature, management believes that quality control is achievable while still providing prompt and personal service.

Management of the Bank has established relationships with a correspondent bank and other independent financial institutions to provide other services required by its customers, including loan participations. As of December 31, 2001, the Bank had a customer lending limit of $1,350,000 and seeks participants for customers with loan requests exceeding this lending limit. The Bank is able to attract business loans beyond its lending limit by using bank participations with other banks in Wisconsin. Likewise, the Bank has purchased participation loans from other area Wisconsin financial institutions.

Real Estate Loans. The Bank originates residential mortgage loans, which generally are long-term with either fixed or variable interest rates. The Bank's policy is to retain all variable interest rate mortgage loans in the Bank's loan portfolio and to sell all fixed rate loans with their servicing rights in the secondary market. This policy is subject to periodic review by management as a result of changing market and economic conditions.

The retention of variable-rate loans in the Bank's loan portfolio helps to reduce the Bank's exposure to fluctuations in interest rates. However, such loans generally pose credit risks different from the risks inherent in fixed rate loans, primarily because as interest rates rise, the interest payments due from the borrowers rise, thereby increasing the potential for default.

Regulatory and supervisory loan-to-value ("LTV") limits were established by Section 304 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The Bank's internal limitations follow those limits and in certain cases are more restrictive than those mandated by the regulators. Proof of insurance is required on all collateral taken as security before loan proceeds are advanced.

The regulatory limits are as follows:

Loan Category	LTV Limit
Raw Land	65%
Land Development	75%
Construction:	
Commercial, multi-family and non-residential	80%
1-4 family residential	85%
Improved Property	85%
Owner-occupied 1-4 family and home equity	(1)

(1) A loan-to-value limit has not been established for permanent mortgage or home equity loans on owner-occupied, 1- to 4-family residential property. However, residential loans exceeding 90% loan-to-value may be excluded from FDICIA required reporting if enhanced by mortgage insurance or readily marketable collateral.

Personal Loans. The Bank makes personal loans, lines of credit and credit cards available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, home improvements, education and personal investments. The Bank retains substantially all such loans.

Commercial Loans. Commercial loans are made primarily to small and mid-sized businesses. These loans may be secured or unsecured, and are available for general operating purposes, acquisition of real estate, purchases of equipment and machinery, and financing inventory and accounts receivable. The Bank generally looks to a borrower's business operations as the principal source of repayment, but also receives, when appropriate, mortgages on real estate, security interests in inventory, accounts receivable and other personal property and/or personal guaranties to secure repayment.

The Bank's commercial loan portfolio totaled $20,032,201 as of December 31, 2001, and consisted primarily of lines of credit and loans to businesses. Commercial lines of credit are generally used for the purpose of financing working capital and are generally secured with current assets of the borrower. Commercial loans may be written for a period of greater than one year, are amortized over a period of one to seven years and are used principally for financing fixed asset expenditures. Commercial loans are generally secured with the fixed assets of the borrower.

The Bank is a licensee of the Business Manager system from Private Business Inc. (PBI). Business Manager is a complete system for purchasing and managing the accounts receivable of a commercial customer (a merchant) on a full recourse basis with a flexible cash collateral reserve. From the Bank's perspective, the program provides a way to service small businesses more profitably, to offer a unique combination of funding and receivable management benefits, and to control the risks associated with the funding of accounts receivable. From the merchant's perspective, the program unlocks the cash typically frozen in the accounts receivable, provides ongoing cash flow as the business generates new sales, and offers the merchant's management team information to make better business decisions. The Bank typically purchases an insurance policy from CNA as additional collateral on these facilities. The policy protects the Bank in the event of fraud committed against the Bank by the merchant. The Bank's Business Manager portfolio totaled $2,293,603 as of December 31, 2001 and consisted entirely of Business Manager Accounts Receivable Agreements with businesses and professionals.

Real Estate Commercial Loans. As of December 31, 2001, the Bank had $19,403,802 of real estate commercial loans outstanding. These loans were generally made for the purpose of purchasing manufacturing facilities, warehouses, office buildings and multiple family commercial real estate holdings.

Other Products and Services

The Bank offers a broad range of deposit services to both personal and business customers, including checking, money market, savings, and time deposit accounts. Additional related services include safe deposit boxes, check services, money transfer services, debit cards and ATM access cards as well as courier deposit pick-up and lock box services for business customers.

The Bank also employs a licensed investment representative who provides a variety of investment and insurance products through arrangements with other service providers. These products include mutual fund products, annuities, and life insurance products.

Competition

The Company has identified as its primary competitors, offices of commercial banks, savings banks, savings and loan institutions, and credit unions operating in Brookfield, Elm Grove and Wauwatosa, Wisconsin.

The Bank also faces competition from finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds and other providers of financial services. Most of the Bank's competitors have been in business for a number of years, have established customer bases, are larger and have higher lending limits than the Bank.

The Bank competes for loans principally through its ability to communicate effectively and professionally with its customers and by understanding and meeting their needs. The Bank actively solicits retail customers and competes for deposits by offering customers personal attention, professional service and competitive interest rates. Management believes that its personal service philosophy and use of leading-edge technology continues to enhance its ability to compete favorably in attracting individual and business customers.

Supervision and Regulation

General. The operations of financial institutions, including banks and bank holding companies, are highly regulated, both at the federal and state levels. Numerous statutes and regulations affect the business of the Company and the Bank. To the extent that the information below is a summary of statutory provisions, such information is qualified in its entirety by reference to the statutory provisions described. There are additional laws and regulations having a direct or indirect effect on the business of the Company or the Bank.

In recent years, the banking and financial industry has been the subject of numerous legislative acts and proposals, administrative rules and regulations at both federal and state regulatory levels. As a result of many such regulatory changes, the nature of the banking industry has changed dramatically in recent years as increasing competition and a trend toward deregulation has caused the traditional distinctions among different types of financial institutions to be obscured. Further changes along these lines could permit other financially-oriented businesses to offer expanded services, thereby creating greater competition for the Company and the Bank with respect to services currently offered or which may be offered in the future. Proposals for new legislation or rule making affecting the financial services industry are continuously being advanced and considered at both the national and state levels. Neither the Company nor the Bank can predict the effect that future legislation or regulation will have on the financial services industry in general or on their businesses in particular.

The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (the "Act") made significant changes in the laws governing financial institutions, including changes which expand the permissible range of activities for bank holding companies and their affiliates (including non-banking financial activities); permit affiliations between banks, securities firms and insurance companies; make substantial changes in the regulatory structure for financial institutions; prohibit new unitary savings and loan holding companies; make changes to the Community Reinvestment Act of 1977; and enact substantial new financial privacy rules. These financial privacy rules impose some additional regulatory burden on the Bank.

The performance and earnings of the Bank, like other commercial banks, are affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. In particular, the Federal Reserve System regulates money and credit conditions and interest rates in order to influence general economic conditions primarily through open-market operations in U.S. Government securities, varying the discount rate on bank borrowings, and setting reserve requirements against bank deposits. The policies of the Federal Reserve System have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates earned on loans and investments. The general effect, if any, of such policies upon the future business and earnings of the Bank cannot accurately be predicted.

The Company. As a registered bank holding company, the Company is subject to regulation by the Federal Reserve under the BHCA. The BHCA requires every bank holding company to obtain the prior approval of the Board of Governors of the Federal Reserve System (the "Board") before it may merge with or consolidate into another bank holding company, acquire substantially all the assets of any bank, or acquire ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank.

As described above, the Act now permits banks and bank holding companies to engage in non-banking financial activities. In order for a bank or a bank holding company to engage in such activities, however, the bank holding company must comply with certain capital and asset requirements and elect to become a financial holding company with the Federal Reserve Board of Governors. At this time, the Company has not made such an election, nor does it plan to do so in the immediate future. Therefore, subject to a future election to financial holding company status, the Company remains under the rules of the BHCA. Under the BHCA, the Company is prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or a bank holding company, and neither the Company nor any subsidiary may engage in any business other than banking, managing or controlling banks or furnishing services to or performing services for its subsidiaries. After notice to or approval of the Board, the Company may, however, own more than 5% of the shares of a company the activities of which the Board has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto, and the bank holding company itself may engage in such activities. The Company has no pending acquisition plans.

As a registered bank holding company, the Company is supervised and regularly examined by the Board. Under the BHCA, the Company is required to file with the Board an annual report and such additional information as may be required. The Board can order bank holding companies and their subsidiaries to cease and desist from any actions which in the opinion of the Board constitute serious risk to the financial safety, soundness or stability of a subsidiary bank and are inconsistent with sound banking principles or in violation of law. The Board has adopted regulations which deal with the measure of capitalization for bank holding companies. Such regulations are essentially the same as those adopted by the FDIC, described below. The Board's regulations also provide that its capital requirements will generally be applied on a bank-only (rather than a consolidated) basis in the case of a bank holding company with less than $150 million in total consolidated assets. The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

Under Wisconsin law, the Company is also subject to supervision and examination by the Wisconsin Department of Financial Institutions (the "Department"). The Department is also empowered to issue orders to a bank holding company to remedy any condition or policy which, in its determination, endangers the safety of deposits in any subsidiary state bank, or the safety of the bank or its depositors. In the event of noncompliance with such an order, the Department has the power to direct the operation of the state bank subsidiary and withhold dividends from the holding company.

The Company, as the holder of the stock of a Wisconsin state-chartered bank, may be subject to assessment to restore impaired capital of the Bank to the extent provided in Section 220.07, Wisconsin Statutes. Any such assessment would apply only to the Company and not to any shareholder of the Company. The Company has committed to the Department that if the Bank's contingent fund decreases to less than $250,000, the Company will transfer funds to the Bank's contingent fund sufficient to restore the contingent fund to at least $500,000.

Federal law prohibits the acquisition of "control" of a bank holding company by individuals or business entities or groups or combinations of individuals or entities acting in concert without prior notice to the appropriate federal bank regulator. For this purpose, "control" is defined in certain instances as the ownership of or power to vote 10% or more of the outstanding shares of the bank holding company.

The Bank. As a state-chartered institution, the Bank is subject to regulation and supervision by the Department and the Wisconsin Banking Review Board and is periodically examined by the Department's staff. Deposits of the Bank are insured by the Bank Insurance Fund administered by the FDIC and as a result the Bank is also subject to regulation by the FDIC and periodically examined by its staff.

The Federal Deposit Insurance Act requires that the appropriate federal regulatory authority -- the FDIC in the case of the Bank (as an insured state bank which is not a member of the Federal Reserve System) -- approve any acquisition by it through merger, consolidation, purchase of assets, or assumption of deposits. The same regulatory authority also supervises compliance by the Bank with provisions of federal banking laws which, among other things, prohibit the granting of preferential loans to executive officers, directors, and principal shareholders of banks which have a correspondent relationship with one another.

Wisconsin banking laws restrict the payment of cash dividends by state banks by providing that (i) dividends may be paid only out of a bank's undivided profits, and (ii) prior consent of the Department is required for the payment of a dividend which exceeds current year income if dividends declared have exceeded net profits in either of the two immediately preceding years. The various bank regulatory agencies have authority to prohibit a bank regulated by them from engaging in an unsafe or unsound practice; the payment of a dividend by a bank could, depending upon the circumstances, be considered such an unsafe or unsound practice. In the event that (i) the FDIC or the Department should increase minimum required levels of capital; (ii) the total assets of the Bank increase significantly; (iii) the income of the Bank decreases significantly; or (iv) any combination of the foregoing occurs, then the Board of Directors of the Bank may decide or be required by the FDIC or the Department to retain a greater portion of the Bank's earnings to achieve or maintain the required capital.

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, on investments in stock or other securities of the bank holding company and on the taking of such stock or securities as collateral for loans to any borrower. Under the BHCA and regulations of the Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or of any property or service.

The activities and operations of banks are subject to a number of additional detailed, complex and sometimes overlapping federal and state laws and regulations. These include, without limitation, state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Financial Institutions Reform, Recovery and Enforcement Act of 1989, FDICIA, the Community Reinvestment Act, anti-redlining legislation and the antitrust laws. The Community Reinvestment Act includes provisions under which the federal bank regulatory agencies must consider, in connection with applications for certain required approvals, including applications to acquire control of a bank or bank holding company or to establish a branch, the records of regulated financial institutions in satisfying their continuing and affirmative obligations to help meet the credit needs of their local communities, including those of low and moderate-income borrowers.

FDICIA, among other things, establishes five tiers of capital requirements: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. The FDIC has adopted regulations which define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or greater, a Tier I risk-based capital ratio (Tier I Capital to risk weighted assets) of 6% or greater, and a Tier I leverage capital ratio (Tier I Capital to average assets) of 5% or greater, and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier I risk-based capital of 4% or greater, and (generally) a Tier I leverage capital ratio of 4% or greater, and the institution does not meet the definition of a well capitalized institution. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio less than 8%, or a Tier I risk-based capital ratio less than 4%, or (generally) a Tier I leverage ratio of less than 4%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio less than 6%, or a Tier I risk-based capital ratio less than 3%, or a Tier I leverage ratio less than 3%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. Undercapitalized banks may be subject to growth limitations and are required to submit a capital restoration plan. If an undercapitalized bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." Significantly undercapitalized banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions may not, beginning 60 days after becoming critically undercapitalized, make any payment of principal or interest on their subordinated debt. The Bank currently exceeds the regulatory definitions of a well capitalized financial institution.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle Act"), among other things, permits bank holding companies to acquire banks in any state effective September 29, 1995. The Riegle Act contains certain exceptions relative to acquisitions. For example, a bank holding company may not acquire a bank that has not been in existence for less than a minimum period established by the home state; however, the minimum period cannot exceed five years. The Riegle Act makes a distinction between interstate banking and interstate branching. Under the Riegle Act, banks can merge with banks in another state beginning June 1, 1997, unless a state has adopted a law preventing interstate mergers; however, banks may acquire a branch of a bank in another state only if that state permits out-of-state banks to acquire in-state branches without acquiring the entire bank. Under terms of the BHCA, an acquiring bank may not control more than 10 percent of federal or 30 percent of state total deposits of insured depository institutions. Wisconsin law requires approval by the Department for all acquisitions of Wisconsin banks, whether by an in-state or out-of-state purchaser and requires, in an interstate acquisition by an out-of-state bank holding company, that the acquired bank, or subsidiary banks if acquiring an in-state bank holding company, must have been in existence for at least five years.

Employees

As of December 31, 2001, the Company and the Bank together employed 20 full-time and 6 part-time employees, including 3 personal bankers, an investment officer, 6 operations specialists, 6 customer service representatives, a cashier, a receptionist, a courier, 3 commercial loan officers, a senior officer in charge of retail banking, a technology specialist, an administrative assistant and the Bank president.

Directors and Executive Officers

The directors of the Company and the Bank as of March 1, 2002 were as follows:

Name of Director	Principal Occupation
Paul E. Menzel	President and Chief Executive Officer of the Company and the Bank
William R. Hayes	Vice President and Treasurer of the Company and Vice President, Cashier/Controller of the Bank
Christine V. Lake	Vice President and Secretary of the Company and Executive Vice President and Secretary of the Bank
Bernard E. Adee	Senior Vice President of Marshall Financial Consulting, LLC
Gregory J. Hoesly	President of L.L. Richards Machinery Co., Inc., a machine tool dealer
John E. Horning	Chairman of the Board and Chief Executive Officer of Shorewest Realtors Inc., Wisconsin Mortgage Corporation, and Heritage Title Service
William F. Krause, Jr.	Retired President of Krause Funeral Home, Inc.
Charles G. Niebler	President of Eye Care Vision Centers
James E. Renner	Owner of Renner Oldsmobile and Renner Mitsubishi
Richard A. Streff	Chairman of the Board of Streff Advertising, Inc.
William J. Tetzlaff	President of Tetzlaff Associates, Inc., a consulting services company; Vice President of Around the Globe Travel, a travel agency

The executive officers of the Company and the Bank as of March 1, 2002 were as follows:

Name of Executive Officer	Position
Paul E. Menzel	President and Chief Executive Officer of the Company and the Bank
William R. Hayes	Vice President and Treasurer of the Company and Vice President, Cashier/Controller of the Bank
Christine V. Lake	Vice President and Secretary of the Company and Executive Vice President and Secretary of the Bank

Item 2. Description of Property

On May 31, 2000, the Company purchased the building it had previously leased for use as the Bank's main office and the Company's headquarters at 13925 West North Avenue, Brookfield, Wisconsin. The Bank's main office now occupies approximately 8,124 square feet of a larger shopping mall that houses various retail establishments.

The Bank opened its drive-up branch on January 2, 1997. The branch is located in a turn-of-the-century schoolhouse building, which has been renovated to house a branch banking facility. The Company owns this facility, which is located on approximately one acre of land at 15565 W. North Avenue, Brookfield, Wisconsin and has approximately 1,057 square feet of space. It provides four drive-up kiosks and room for one drive-up automated teller machine.

Item 3. Legal Proceedings

Neither the Company nor the Bank is party to any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to the shareholders of the Company for a vote during the fourth quarter of the year ended December 31, 2001.

Part II

Item 5. Market for Common Equity and Related Stockholder Matters

The Company's common stock has traded in the over-the-counter market under the symbol "RFSV" since the completion of the Company's initial public offering in November 1995. High and low bid prices, as reported on the OTC Bulletin Board for each quarter within the last two fiscal years were as follows:

2000	High	Low
1st Quarter	$8.000	$6.000
2nd Quarter	$6.250	$4.500
3rd Quarter	$5.500	$5.125
4th Quarter	$5.750	$4.875

2001	High	Low
1st Quarter	$5.727	$5.000
2nd Quarter	$5.850	$5.000
3rd Quarter	$6.000	$5.550
4th Quarter	$7.000	$5.670

These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions. These quotations do not include intra-day highs and lows. On December 31, 2001, there were approximately 38 owners of record and approximately 400 beneficial owners of the Company's common stock.

No cash dividends have been declared to date on the Company's common stock. The Company expects that all earnings, if any, will be retained to finance the growth of the Company and the Bank and that no cash dividends will be paid for the foreseeable future. If and when cash dividends are declared, the Company will be dependent upon dividends paid to it by the Bank for funds to pay dividends on its common stock.

Wisconsin banking laws restrict the payment of cash dividends by state banks by providing that (i) dividends may be paid only out of a bank's undivided profits, and (ii) prior consent of the Department is required for the payment of a dividend which exceeds the current year's income if dividends declared have exceeded net profits in either of the two immediately preceding years. Additionally, the various bank regulatory agencies have authority to prohibit a bank regulated by them from engaging in an unsafe or unsound practice. The payment of a dividend by a bank could, depending upon the circumstances, be considered such an unsafe or unsound practice. In the event that (i) the FDIC or the Department should increase minimum required levels of capital; (ii) the total assets of the Bank increase significantly; (iii) the income of the Bank decreases significantly; or (iv) any combination of the foregoing occurs, then the Board of Directors of the Bank may decide or be required by the FDIC or the Department to retain a greater portion of the Bank's earnings to achieve or maintain the required capital. In addition to the foregoing, generally speaking, Wisconsin corporations such as the Company are prohibited by the Wisconsin Business Corporation Law from paying dividends while they are insolvent or if the payment of dividends would render them unable to pay debts as they come due in the usual course of business.

Item 6. Management's Discussion and Analysis

Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000

Net Income. After-tax net income for the fiscal year ended December 31, 2001 increased by 54% to $247,711, or $0.28 per diluted common share, compared with after-tax net income of $160,661, or $0.18 per diluted common share, for fiscal 2000. Greater fee income and lower expenses contributed to the increase for 2001 over the prior year.

Interest Income. Interest income consists primarily of interest on loans (including loan fees), securities, federal funds sold, and interest-bearing deposits at other financial institutions. Total interest income for the year ended December 31, 2001 was $4,927,804 compared to $5,257,153 for the year ended December 31, 2000, a decrease of $329,349 or 6%. This decrease was primarily the result of a decline in the interest yield on average earning assets due to significant general short-term interest rate reductions initiated by the Federal Reserve. The interest yield on average earning assets decreased from 8.66% in fiscal 2000 to 7.46% in fiscal 2001.

Interest Expense. Interest expense primarily represents interest paid to depositors. Interest expense decreased to $2,580,020 in fiscal 2001 from $2,815,791 in fiscal 2000, a decrease of $235,771 or 8%, despite an increase in average interest bearing deposits. The decrease in interest expense occurred primarily because interest rate reductions initiated by the Federal Reserve led to repricing higher-cost deposits at significantly lower interest rates. Deposit interest rate yields decreased from 5.44% in fiscal 2000 to 4.60% in fiscal 2001.

Set forth below is a summary of the Company's average interest-bearing liabilities and the interest paid on such liabilities during fiscal 2001 and fiscal 2000.

	2001	Average Rate Paid	2000	Average Rate Paid
Non interest-bearing demand	$ 9,279,686	--	$ 8,781,695	--
Interest-bearing demand	1,707,705	0.71%	1,795,118	1.03%
Savings accounts	1,350,888	1.33%	1,367,929	2.08%
Money market accounts	26,144,743	3.52%	26,321,412	5.18%
Time deposits	26,835,809	6.07%	22,230,805	6.32%
Federal funds purchased	0	0.00%	2,262	6.94%
Total interest-bearing liabilities	$65,318,831	3.95%	$60,499,221	4.65%

Net Interest Income. Net interest income represents the difference between interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities. Net interest income before provision for loan losses was $2,347,784 for the year ended December 31, 2001, a decrease of $93,578 or 4% compared with net interest income of $2,441,362 for the year ended December 31, 2000. The net interest margin decreased to 3.56% at December 31, 2001 from 4.02% at December 31, 2000.

Interest expense substantially increased in the latter portion of the third quarter and the early part of the fourth quarter of 2000. The Bank implemented steps to improve net interest margin in the latter half of the fourth quarter of 2000 and throughout 2001. As a result, net interest margin on a quarterly basis steadily improved during 2001. While the average net interest margin for the year 2001 compared to 2000 shows a decline, the quarterly net interest margin improvement during the year 2001 reflects management's efforts to improve net interest margin throughout the year.

The following table sets forth the average balances and an analysis of the interest rates and interest differential of the Company's earning assets, which earn interest income, and interest bearing liabilities, which accrue interest expense, for fiscal 2001 and fiscal 2000.

Average Balance Sheet and
Analysis of Net Interest Income
Year Ended December 31,

	2001			2000		
	Average Balance	Related Interest	Yield Rate	Average Balance	Related Interest	Yield Rate
Earning assets:						
Deposits in bank	$ 127,795	$ 3,476	2.72%	$ 136,024	$ 7,465	5.49%
Investments (taxable)	915,484	40,670	4.44%	639,562	55,449	8.67%
Funds sold and securities purchased under agreements to resell	9,624,468	365,039	3.79%	5,891,847	364,852	6.19%
Loans (a)	55,361,095	4,518,619	8.16%	54,018,271	4,829,387	8.94%
Total earning assets	$ 66,028,842	$ 4,927,804	7.46%	$60,685,704	$ 5,257,153	8.66%
Interest-bearing liabilities:						
Interest-bearing demand	$ 1,707,705	$ 12,047	0.71%	$ 1,795,118	$ 18,520	1.03%
Savings accounts	1,350,888	18,014	1.33%	1,367,929	28,423	2.08%
Money market accounts	26,144,743	920,883	3.52%	26,321,412	1,364,426	5.18%
Time deposits	26,835,809	1,629,076	6.07%	22,230,805	1,404,265	6.32%
Federal funds purchased	0	0	0.00%	2,262	157	6.94%
Total interest-bearing liabs	$ 56,039,145	$ 2,580,020	4.60%	$51,717,526	$ 2,815,791	5.44%
Interest spread (b)		$ 2,347,784	2.86%		$ 2,441,362	3.23%
Interest margin (c)		$ 2,347,784	3.56%		$ 2,441,362	4.02%

(a) Non-accruing loans are included in the computation of average balances. Loan interest income includes net loan fees.
(b) The interest spread is the difference between the yield on earning assets and the yield on interest-bearing liabilities.
(c) The interest margin is the net interest income divided by total earning assets.

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities affected the Company's interest income and interest expense for the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), (iii) changes attributable to changes in rate/volume (changes in rate multiplied by changes in volume), and (iv) the net change.

The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

Rate/Volume Analysis of Net Interest Income
Year Ended December 31, 2001
Compared to
Year Ended December 31, 2000

	Increase (Decrease) Due To			
	Volume	Rate	Rate/Volume	Net
Earning assets:				
Deposits in bank	$ (452)	$ (3,765)	$ 228	$ (3,989)
Investments (taxable)	23,922	(27,037)	(11,664)	(14,779)
Funds sold and securities purchased under agreements to resell	231,142	(141,385)	(89,570)	187
Loans	120,052	(420,370)	(10,450)	(310,768)
Total earning assets	$ 374,664	$ (592,557)	$ (111,456)	$ (329,349)
Interest-bearing liabilities:				
Interest-bearing demand	$ (902)	$ (5,856)	$ 285	$ (6,473)
Savings accounts	(354)	(10,182)	127	(10,409)
Money market accounts	(9,158)	(437,320)	2,935	(443,543)
Time deposits	290,973	(54,608)	(11,554)	224,811
Federal funds purchased	(157)	(157)	157	(157)
Total interest-bearing liabilities	$ 280,402	$ (508,123)	$ (8,050)	$ (235,771)
Net change in net interest income	$ 94,262	$ (84,434)	$ (103,406)	$ (93,578)

Provision for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the collectibility of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is adequate to cover probable credit losses relating to specifically identified loans, as well as probable credit losses inherent in the balances of the loan portfolio. In accordance with FASB Statements 5 and 114, the allowance is provided for losses that have potentially been incurred as of the balance sheet date and is based on past events and current economic conditions, and does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. See "Financial Condition" - "Allowance for Loan Losses" for additional factors used in determining the loan loss reserve and provision for loan losses.

During 2001, the Company made a loan loss provision of $133,000 compared to $42,500 in 2000. The provision was made to bring the reserve to the amount determined necessary by management based on the analysis performed. During fiscal 2001, the Bank charged $328,479 against the loan loss reserve, of which $321,082 related to commercial loans and $7,397 related to consumer loans. A major portion of the commercial loan charge-offs related to a loan made to a business owner who became critically ill and was no longer able to manage the business. The Bank liquidated certain assets and charged off the remaining loan balance.

As of December 31, 2001, the Company's loan loss reserve was $544,804 or 0.97% of outstanding loans compared to $696,206 or 1.28% of outstanding loans at December 31, 2000.

Set forth below is an analysis of the Company's provision for loan losses.

Summary of Loan Loss Experience
And Loan Loss Provisions

	2001	2000
Beginning loan loss reserve	$ 696,206	$ 653,270
Charge-offs:		
Commercial	321,082	12,830
Real Estate:		
Construction	0	0
Commercial	0	0
Other Mortgages	0	0
Installment-consumer	7,397	11,324
Recoveries:		
Commercial	42,860	0
Real Estate:		
Construction	0	0
Commercial	0	24,590
Other Mortgages	0	0
Installment-consumer	1,217	0
Net charge-offs (recoveries)	$ 284,402	$ (436)
Additions charged to operations	133,000	42,500
Balance at end of period	$ 544,804	$ 696,206
Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	0.51%	0.00%

Noninterest Income. Total noninterest income consisted of service charges on deposit accounts, secondary market loan fees, commission income generated by the investment center and employee benefit plan income. Total noninterest income was $457,710 for fiscal 2001 compared to $316,377 for fiscal 2000, an increase of $141,333 or a 45% improvement. Due to a favorable interest rate environment for long-term mortgages during 2001, secondary mortgage loan originations related to long-term loans sold in the secondary market increased by $11,655,336 in 2001 over the prior year which was the primary factor for the increase in total noninterest income.

Noninterest Expenses. Total noninterest expenses consisted primarily of salaries and employee benefits, occupancy and equipment expenses, data processing fees and professional fees. Total noninterest expenses for fiscal 2001 were $2,333,807 compared to $2,506,235 for fiscal 2000, a decrease of $172,428 or 7%. The majority of the decrease in noninterest expenses is attributed to a reduction in occupancy expenses related to the purchase of the building housing the Bank's operations and internal cost control measures.

In fiscal 2001, the Bank's FDIC premiums were assessed at $31,354 compared to $28,887 in fiscal 2000, as required by federal law.

Selected Financial Ratios. Set forth below are selected financial ratios of the Company for fiscal 2001 and fiscal 2000:

	2001	2000
Return on average assets	0.33%	0.23%
Return on average equity	3.52%	2.37%
Dividend payout ratio on common stock	NONE	NONE
Average equity to average assets	9.51%	9.91%

Provision for Income Taxes. The increase in income before income taxes required a tax provision of $90,976 in fiscal 2001 as compared to $48,343 in fiscal 2000.

Comparison of Operating Results for the Years Ended December 31, 2000 and December 31, 1999

Net Income. Pretax net income for fiscal 2000 increased by 101% to $209,004 from pre-tax net income of $104,143 for fiscal 1999. After-tax net income for the fiscal year ended December 31, 2000 decreased to $160,661 compared with after-tax net income of $479,178 for fiscal 1999. Earnings per share were $0.18 per diluted common share for fiscal 2000 compared to $0.55 per diluted common share for fiscal 1999. During the twelve months ended December 31, 1999, the Company recognized an income tax benefit of $375,035 related to the carryforward of prior years' losses. As of the end of 1999, all of the Company's loss carryforward benefits had been recognized. As a result, after-tax earnings for the twelve months ended December 31, 2000 do not include loss carryforward tax benefits.

Interest Income. Interest income consists primarily of interest on loans (including loan fees), securities, federal funds sold, and interest-bearing deposits at other financial institutions. Total interest income for the year ended December 31, 2000 was $5,257,153 compared to $4,831,816 for the year ended December 31, 1999, an increase of $425,337 or 9%. This increase was primarily the result of higher yields in the loan portfolio and higher loan demand, which shifted funds from lower-yielding investments to higher-yielding loans. The interest yield on average earning assets improved to 8.66% in fiscal 2000 from 7.93% in fiscal 1999.

Interest Expense. Interest expense primarily represents interest paid to depositors. Interest expense increased to $2,815,791 in fiscal 2000 from $2,417,939 in fiscal 1999, an increase of $397,852 or 16%. The increase in interest expense was primarily due to a combination of growth in deposits, higher interest rates paid on deposits, and a shift in lower-rate money market balances to higher-rate time deposits. Additionally, deposit interest rate yields increased from 4.68% in fiscal 1999 to 5.44% in fiscal 2000.

Set forth below is a summary of the Company's average interest-bearing liabilities and the interest paid on such liabilities during fiscal 2000 and fiscal 1999.

	2000	Average Rate Paid	1999	Average Rate Paid
Non interest-bearing demand	$ 8,781,695	--	$ 8,697,185	--
Interest-bearing demand	1,795,118	1.03%	1,683,475	1.06%
Savings accounts	1,367,929	2.08%	1,590,674	2.12%
Money market accounts	26,321,412	5.18%	30,601,480	4.64%
Time deposits	22,230,805	6.32%	17,738,976	5.34%
Federal funds purchased	2,262	6.94%	0	0%
Total interest-bearing liabilities	$60,499,221	4.65%	$60,311,790	4.01%

Net Interest Income. Net interest income represents the difference between interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities. Net interest income before provision for loan losses was $2,441,362 for the year ended December 31, 2000, an increase of $27,485 or 1% compared with net interest income of

$2,413,877 for the year ended December 31, 1999. The net interest margin increased to 4.02% at December 31, 2000 from 3.96% at December 31, 1999.

The following table sets forth the average balances and an analysis of the interest rates and interest differential of the Company's earning assets, which earn interest income, and interest bearing liabilities, which accrue interest expense, for fiscal 2000 and fiscal 1999.

Average Balance Sheet and
Analysis of Net Interest Income
Year Ended December 31,

	2000			1999		
	Average Balance	Related Interest	Yield Rate	Average Balance	Related Interest	Yield Rate
Earning assets:						
Deposits in bank	$ 136,024	$ 7,465	5.49%	$ 98,958	$ 6,025	6.09%
Investments (taxable)	639,562	55,449	8.67%	5,274,559	276,087	5.23%
Funds sold and securities purchased under agreements to resell	5,891,847	364,852	6.19%	5,488,217	286,165	5.21%
Loans (a)	54,018,271	4,829,387	8.94%	50,068,153	4,263,539	8.52%
Total earning assets	$ 60,685,704	$ 5,257,153	8.66%	$60,929,887	$ 4,831,816	7.93%
Interest-bearing liabilities:						
Interest-bearing demand	$ 1,795,118	$ 18,520	1.03%	$ 1,683,475	$ 17,908	1.06%
Savings accounts	1,367,929	28,423	2.08%	1,590,674	33,694	2.12%
Money market accounts	26,321,412	1,364,426	5.18%	30,601,480	1,418,807	4.64%
Time deposits	22,230,805	1,404,265	6.32%	17,738,976	947,530	5.34%
Federal funds purchased	2,262	157	6.94%	0	0	0.00%
Total interest-bearing liabs	$ 51,717,526	$ 2,815,791	5.44%	$51,614,605	$ 2,417,939	4.68%
Interest spread (b)		$ 2,441,362	3.23%		$ 2,413,877	3.25%
Interest margin (c)		$ 2,441,362	4.02%		$ 2,413,877	3.96%

(a) Non-accruing loans are included in the computation of average balances. Loan interest income includes net loan fees.
(b) The interest spread is the difference between the yield on earning assets and the yield on interest-bearing liabilities.
(c) The interest margin is the net interest income divided by total earning assets.

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities affected the Company's interest income and interest expense for the period indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), (iii) changes attributable to changes in rate/volume (changes in rate multiplied by changes in volume), and (iv) the net change.

The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

Rate/Volume Analysis of Net Interest Income
Year Ended December 31, 2000
Compared to
Year Ended December 31, 1999

	Increase (Decrease) Due To			
	Volume	Rate	Rate/Volume	Net
Earning assets:				
Deposits in bank	$ 2,257	$ (594)	$ (223)	$ 1,440
Investments (taxable)	(242,609)	181,209	(159,235)	(220,635)
Funds sold and securities purchased under agreements to resell	21,046	53,692	3,949	78,687
Loans	336,371	212,693	16,781	565,845
Total earning assets	$ 117,065	$ 447,000	$ (138,728)	$ 425,337
Interest-bearing liabilities:				
Interest-bearing demand	$ 1,188	$ (540)	$ (36)	$ 612
Savings accounts	(4,718)	(643)	90	(5,271)
Money market accounts	(198,441)	167,485	(23,425)	(54,381)
Time deposits	239,932	172,997	43,806	456,735
Federal funds purchased	0	0	157	157
Total interest-bearing liabilities	$ 37,961	$ 339,299	$ 20,592	$ 397,852
Net change in net interest income	$ 79,104	$ 107,701	$ (159,320)	$ 27,485

Provision for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the collectibility of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is adequate to cover probable credit losses relating to specifically identified loans, as well as probable credit losses inherent in the balances of the loan portfolio. In accordance with FASB Statements 5 and 114, the allowance is provided for losses that have potentially been incurred as of the balance sheet date and is based on past events and current economic conditions, and does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. See "Financial Condition" - "Allowance for Loan Losses" for additional factors used in determining the loan loss reserve and provision for loan losses.

The Company made a loan loss provision of $42,500 in 2000 compared with $282,500 in 1999. The provision was made to bring the reserve to the amount determined necessary by management based on the analysis performed. During fiscal 2000, the Bank charged $24,154 against the loan loss reserve, which related primarily to two consumer loan charge-offs and a business loan related to a customer that declared bankruptcy. The Company also recovered $24,590 related to a prior loan charge-off which was added to the loan loss reserve.

As of December 31, 2000, the Company's loan loss reserve was $696,206 or 1.28% of outstanding loans compared to $653,270 or 1.26% of outstanding loans at December 31, 1999.

Set forth below is an analysis of the Company's provision for loan losses.

Summary of Loan Loss Experience
And Loan Loss Provisions

	2000	1999
Beginning loan loss reserve	$ 653,270	$ 562,747
Charge-offs:		
Commercial	12,830	0
Real Estate:		
Construction	0	0
Commercial	0	179,396
Other Mortgages	0	0
Installment-consumer	11,324	12,581
Recoveries:		
Commercial	0	0
Real Estate:		
Construction	0	0
Commercial	24,590	0
Other Mortgages	0	0
Installment-consumer	0	0
Net charge-offs (recoveries)	$ (436)	$ 191,977
Additions charged to operations	42,500	282,500
Balance at end of period	$ 696,206	$ 653,270
Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	0.00%	0.38%

Noninterest Income. Total noninterest income consisted of service charges on deposit accounts, secondary market loan fees, commission income generated by the investment center and employee benefit plan income. Total noninterest income (excluding losses on the sale of securities) was $325,541 for fiscal 2000 compared to $327,598 for fiscal 1999, a decrease of 1% or $2,057. Due to a higher interest rate environment during 2000, secondary mortgage loan originations declined, which was the primary cause of a decrease in secondary market loan fee income of $36,228 as compared to fiscal 1999.

Noninterest Expenses. Total noninterest expenses consisted primarily of salaries and employee benefits, occupancy and equipment expenses, professional fees, and data processing fees. Total noninterest expenses for fiscal 2000 (excluding gains and losses on the sale of assets) were $2,540,242 compared to $2,291,227 for fiscal 1999, an increase of $249,015 or 11%. The majority of the increase in noninterest expenses is attributed to higher salary expense relating to increased staffing in the loan area and additional expenses related to remodeling of the building housing the Bank premises. Also, as the Bank has continued to grow, the expenses associated with its audit increased, which led the Bank to begin accruing those expenses throughout the year as opposed to paying them as incurred. As a result, operating expenses included additional accrued expenses associated with the 2000 audit as well as certain overlapping expenses associated with the 1999 audit.

In fiscal 2000, the Bank's FDIC premiums were assessed at $28,887 as required by federal law.

Selected Financial Ratios. Set forth below are selected financial ratios of the Company for fiscal 2000 and fiscal 1999:

	2000	1999
Return on average assets	0.23%	0.71%
Return on average equity	2.37%	7.38%
Dividend payout ratio on common stock	NONE	NONE
Average equity to average assets	9.91%	9.61%

Provision for Income Taxes. A tax provision of $48,343 was made in fiscal 2000 as compared to a tax benefit of $375,035 which was recognized in fiscal 1999 as a result of recognizing previous years' net operating loss carryforwards.

Financial Condition

Total Assets. The Company reported total assets of $71,968,107 at December 31, 2001, a decrease of $1,380,776 or 2% from December 31, 2000 with assets of $73,348,883. While total assets were lower at year-end 2001 compared to the prior year, average assets were up 8%. Management chose to focus on controlling growth in an effort to improve earnings and maintain a well-capitalized Bank.

Cash and Cash Equivalents. Cash and due from banks was $2,715,471 at December 31, 2001 compared to $2,166,942 at December 31, 2000 and represents cash maintained at the Bank and funds that the Bank and the Company have deposited in other financial institutions. The Bank reported $6,971,000 of federal funds sold (which are inter-bank funds with daily liquidity) on December 31, 2001 and $8,914,000 on December 31, 2000. The $1,943,000 decrease in federal funds sold was primarily used to fund loan growth. The Bank's loan-to-deposit funds ratio prior to loan loss reserve on December 31, 2001 was 88% compared to 83% on December 31, 2000.

Investment Securities. The Company's investment portfolio decreased $1,450,218 from $1,708,618 as of December 31, 2000 to $258,400 at December 31, 2001 as a result of maturing investments being used to fund loan growth. A portion of the securities in the Company's investment portfolio was originally purchased with the intent to hold the securities until they mature. Another portion was placed in the available for sale category as the securities may be liquidated to provide cash for operating or financing purposes. The book values of (i) U.S. Treasuries, (ii) U.S. Government agencies and (iii) other corporate securities as of December 31, 2001 and December 31, 2000 were $0 and $1,708,618 respectively.

The following table summarizes the maturity dates of those securities as of December 31, 2001.

Investment Portfolio
Repricing Schedule

	1 year or less	After 1 year through 5 years	After 5 years	Total
Available for Sale Securities:				
Corporate Securities	$ 258,400	$ 0	$ 0	$ 258,400
Weighted Average Yield	1.74%	0%	0%	1.74%

Amortized costs and fair values of available for sale securities are discussed in Notes 3 and 4 to the Company's Consolidated Financial Statements.

Loans. Loans prior to the allowance for loan losses increased to $56,004,614 at December 31, 2001 from $54,273,820 at December 31, 2000, an increase of $1,730,794 or 3%. In addition to the $56,004,614 in loans outstanding that the Bank reported on December 31, 2001, the Bank had unfunded loan commitments of $18,208,898. Also, during fiscal year 2001 the Bank originated $13,229,386 in mortgage loans sold in the secondary market compared to $1,574,050 in secondary market loans originated in 2000. The favorable interest rate environment for long-term mortgage loans primarily drove the increase in secondary market loan volume. There were $1,029,200 and $555,000 of mortgage loans held for sale at December 31, 2001 and December 31, 2000, respectively.

The following table summarizes the distribution of the Company's loans at December 31, 2001 and December 31, 2000.

	Loan Portfolio Composition December 31, 2001	Loan Portfolio Composition December 31, 2000
Commercial	$ 20,032,201	$ 17,503,514
Real Estate:		
Construction	4,154,112	3,835,587
Commercial	19,403,802	15,992,871
Residential	11,159,259	14,935,218
Installment and Consumer	1,255,240	2,006,630
Total Loans	$ 56,004,614	$ 54,273,820

The following table summarizes the maturities of the Company's loan portfolio at December 31, 2001 (excluding residential real estate, installment and consumer).

	Loan Maturities			
	1 year or less	After 1 Through 5 years	After 5 Years	Total
Commercial & Com'l RE	$ 19,044,403	$ 18,165,272	$ 2,226,328	$ 39,436,003
Real estate-construction	2,552,215	1,601,897	0	4,154,112
Total	$ 21,596,618	$ 19,767,169	$ 2,226,328	$ 43,590,115

The following table summarizes the sensitivity of Company's loan portfolio to interest rate changes by fixed and adjustable-rate loans due after one year at December 31, 2001 (excluding residential real estate, installment and consumer).

	Loans Due After One Year With		
	Predetermined Rates	Floating or adj. interest rates	Total
Commercial & Com'l RE	$ 17,683,374	$ 2,708,226	$ 20,391,600
Real estate-construction	1,601,897	0	1,601,897
Total	$ 19,285,271	$ 2,708,226	$ 21,993,497

Non-Performing Assets. The Bank undertakes a continuous loan review process to promote early identification of credit quality problems in its loan portfolio and to ensure compliance with its loan policy and documentation practices. Any past due loans and identified problem loans are reviewed with the Board of Directors of the Bank on a monthly basis. The Bank's external auditor, Virchow, Krause & Company, LLP assisted the Bank in its loan review function in fiscal 2001.

Each of the loans which becomes contractually past due 90 days or more as to principal or interest payments will be reviewed by management and reported to the Loan Committee of the Board of Directors of the Bank. These loans would then be placed on a non-accrual status and all past accrued interest would be reversed.

As of December 31, 2001, management was not aware of any significant loans, group of loans or segments of the loan portfolio not included above, where there were serious doubts as to the ability of the borrowers to comply with the loan payment terms.

The Company had no nonperforming loans as of December 31, 2001 and December 31, 2000.

Since there were no non-accrual loans as of December 31, 2001 and December 31, 2000, there was no unrecorded interest income related to non-accruing loans. The amounts of interest income on non-accruing loans that were included in net income for fiscal 2001 and fiscal 2000 were $6,468 and $5,604, respectively.

Allowance for Loan Losses. The Company has identified the methodology for determining the loan loss reserve as a critical accounting policy. The allowance for loan losses is determined using a methodology which reserves currently for those loans in which it is determined that a loss is probable based on characteristics of the individual loan, historical loss patterns of similar, "homogeneous" loans and environmental factors unique to each measurement date. The loan loss reserve is determined in accordance with FASB Statements 5 and 114 and provides for losses that have potentially been incurred as of the balance sheet date. The allowance is based on past events and current economic conditions, and does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. The reserving methodology used by the Company has the following components:

> Specific reserve. Management has hired the Company's external auditor, Virchow, Krause & Company, LLP, to formally review all loans in excess of certain dollar amounts on an annual basis. In addition, on a monthly basis, management reviews all past due loans, and loans previously classified in order to classify or reclassify loans requiring attention, or those with potential losses. Problem loans include credits that have been identified as having underlying problems based on assessment of the borrowers' business or collateral. Included in this group are those nonaccrual loans that meet the criteria as being "impaired" under the definition in SFAS 114. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Ranges of loss are determined based on best- and worst- case scenarios for each loan.
>
> Reserves for homogeneous loan pools. The Company makes a significant number of loans which, due to their underlying similar characteristics, are assessed for loss as "homogeneous" pools. The homogeneous pools of loans are made up of commercial, commercial real estate, residential mortgages and consumer. All of the loans included in the homogeneous pools have been excluded from the specific reserve allocation previously discussed. The Company allocates the allowance for credit losses to each loan category based on a defined methodology that has been in use, without material change, for several years. The methodology is based on historical loss information and regulatory averages.

Actual loss ratios experienced in the future could vary from those projected. This uncertainty occurs because other factors affecting the determination of probable losses inherent in the loan portfolio may exist which are not necessarily captured by the application of historical loss ratios. To ensure a higher degree of confidence, an unallocated allowance is also maintained. The unallocated portion of the loss reserve reflects management's view that the reserve should have a margin that recognizes the imprecision underlying the process of estimating expected credit losses. Determination of the probable losses inherent in the portfolio, which are not necessarily captured by the allocated methodology discussed above, involves the exercise of judgment. Factors considered in the evaluation of the adequacy of the Company's unallocated reserve include portfolio exposure due to concentration in specific industries. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Based on the above loss estimates, management determines its best estimate of the required reserve. Management's evaluation of the factors described above resulted in an allowance for loan losses of $544,804 or 0.97% of loans at December 31, 2001 compared to $696,206 or 1.28% of loans at December 31, 2000. Accordingly, the Bank has allocated $481,417 (or 88% of the reserve for loan losses) to commercial and commercial real estate loans, which comprise about 78% of the loan portfolio. The Bank has allocated $25,979 (or approximately 5% of the reserve for loan losses) to residential mortgages, which comprise about 20% of the loan portfolio. Consumer loans comprise about 2% of the loan portfolio, and $11,855 (or about 2% of the reserve for loan losses) is allocated to consumer loans. The Bank has allocated $9,104 of the reserve for loan losses to unfunded loan commitments, which total approximately $18,208,898. The balance of the reserve for loan losses of $16,449 is unallocated.

The resulting provisions for loan losses are the amounts required to establish the allowance for loan losses to the required level after taking into consideration charge-offs and recoveries. The provisions for loan losses for the years ended December 31, 2001 and 2000 were $133,000 and $42,500, respectively. Management recognizes there are significant estimates in the process and the ultimate losses could be significantly different from those currently estimated.

Other Assets. The Company's office building, leasehold improvements and equipment less accumulated depreciation and amortization decreased to $2,490,941 at December 31, 2001 from $2,601,253 at December 31, 2000.

In fiscal 1997, the Bank purchased real estate assets from the bankruptcy court after the Bank's borrower filed for bankruptcy. The Bank and its real estate subsidiary, which was formed to help liquidate the parcel of property, had assets of $656,947 in Other Real Estate Owned as of December 31, 2000. During 2001, the remainder of the residential lots and a completed model home were sold, resulting in no assets in Other Real Estate Owned as of December 31, 2001. The Bank dissolved the real estate subsidiary when the remaining properties were sold.

Accrued interest receivable on loans and other assets was $3,043,285 at December 31, 2001 compared to $3,168,509 at December 31, 2000.

Deposits. Deposits decreased by $1,577,581 from $65,322,601 as of December 31, 2000 to $63,745,020 on December 31, 2001.

As of December 31, 2001, time deposits over $100,000 represented 12% of total deposits. Set forth below is a schedule of the maturities as of December 31, 2001 for the Company's time deposits of $100,000 or more.

Time Deposits of $100,000 or more
Maturity Schedule

	3 mos. or less	Over 3 mos. thru 6 mos.	Over 6 mos. thru 12 mos.	Over 12 mos.
Certificates of Deposit	$ 1,107,671	$ 509,871	$ 4,666,292	$ 1,669,249

Other Liabilities. Accrued interest payable and other liabilities of $1,171,472 at December 31, 2001 compared to $1,224,827 at December 31, 2000 were made up of accrued interest payable on deposit accounts, accounts payable and deferred employee benefits. The majority of the decrease was due to lower rates paid on time deposits.

Liquidity. For banks, liquidity generally represents the ability to meet withdrawals from deposits and the funding of loans. The assets that provide liquidity are cash, federal funds sold and short-term loans and securities. Liquidity needs are influenced by economic conditions, interest rates and competition. Management believes that current liquidity levels are sufficient to meet future demands. Management believes the current liquidity position of the Bank allows it opportunity to expand the Bank's loan portfolio and account for any deposit withdrawals which may occur. As of December 31, 2001 the Bank had $9,944,871, primarily in federal funds, available to meet future liquidity demands.

Off-Balance Sheet Liabilities. The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, commitments under credit card arrangements and standby letters of credit. These financial instruments are recorded in the financial statements when funded. See Note 14 to the Company's Consolidated Financial Statements.

As of December 31, 2001, the Company has $18,208,898 in unfunded loan commitments. The following table summarizes the Company's exposure to these off-balance sheet commitments:

Financial instruments	2001	2000
Commitments to extend credit	$ 17,098,705	$ 13,231,961
Credit card commitments	1,074,593	1,053,558
Standby letters of credit	35,600	107,750

The Company has cash, cash equivalents, federal funds sold, interest-bearing deposits and available for sale securities of $9,944,871 plus various sources of credit available to fund these commitments. These credit sources include Federal Funds lines of credit, loans from the Federal Home Loan Bank and loans from the Federal Reserve Bank. Certain of these lines would be collateralized with other assets of the Bank.

Capital Resources. The Bank's most recent notification as of July 12, 2001 from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain the minimum total risk-based, Tier I risk-based, and leverage ratios as set forth in "Description of Business--Supervision and Regulation." There have been no conditions or events since these notifications that management believes will change the Bank's classification. See Note 17 to the Company's Consolidated Financial Statements for actual ratios for 2001 and 2000.

Asset/Liability Management. Closely related to liquidity management is the management of interest-earning assets and interest-bearing liabilities. The Company manages its rate sensitivity position to avoid wide swings in net interest margins and to minimize risk due to changes in interest rates.

Changes in net interest income, other than volume related changes, arise when interest rates on assets reprice in a time frame or interest rate environment that is different from the repricing period for liabilities. Changes in net interest income also arise from changes in the mix of interest earning assets and interest-bearing liabilities.

The Company currently does not expect to experience any material fluctuations in its net interest income in the short term as a consequence of changes in interest rates.

The Company's strategy with respect to asset/liability management is to maximize net interest income while limiting exposure to interest rate volatility. This strategy is implemented by the Bank's management, which takes action based upon its analysis of the Bank's present positioning, its desired future positioning, economic forecasts, and its goals. The Company's goal is to maintain a monthly GAP position within + or - 25% of 1.00.

The following table summarizes the repricing opportunities as of December 31, 2001 for each major category of interest-earning assets and interest-bearing liabilities:

Interest-Rate-Sensitive Assets
and Liabilities

		0-89 Days	90-179 Days	180-359 Days	360+ Days		Total
Investments	$	258,400	0	0	0	$	258,400
Loans	$	18,460,093	4,653,766	6,756,199	26,134,556	$	56,004,614
Total Rate Sensitive Assets	$	18,718,493	4,653,766	6,756,199	26,134,556	$	56,263,014
Rate Sensitive Liabilities[1]	$	31,016,746[2]	3,960,042	11,060,723	6,905,202	$	52,942,713
GAP	$	(12,298,253)	693,724	(4,304,524)	19,229,354		
Cumulative GAP	$	(12,298,253)	(11,604,529)	(15,909,053)	3,320,301		
GAP/Rate Sensitive Assets		(65.70%)	(49.65%)	(52.80%)	5.90%		

[1] Savings, NOW, and money market demand deposits are considered as immediately repricable.
[2] Includes total money market demand account balances.

Impact of Inflation and Changing Prices

Unlike most industries, essentially all of the assets and liabilities of a bank are monetary in nature. As such, the level of prices has less effect than interest rates. Prices and interest rates do not always move in the same direction. The Company's consolidated financial statements and notes are generally prepared in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

Average Balance Sheet

	2001	2000
Cash and due from banks	$ 2,185,594	$ 2,322,097
Federal funds sold and securities purchased under agreement to resell	9.624,468	5,891,847
Interest-bearing deposits in other banks	127,795	136,024
Investment securities:		
U.S. Treasury, agency and other securities	915,484	639,562
Loans:		
Real estate mortgages	13,051,848	14,411,155
Consumer-net	101,091	2,619,778
Commercial and other	42,208,156	36,987,338
Total	55,361,095	54,018,271
Less allowance for loan losses	(626,185)	(678,927)
Net loans	54,734,910	53,339,344
Fixed assets	2,544,779	2,119,615
Other real estate owned	447,203	809,412
Cash surrender value of life insurance	2,080,150	1,989,417
Other assets	1,389,582	1,222,291
Total assets	$ 74,049,965	$ 68,469,609

Interest-bearing deposits:		
Interest-bearing demand	$ 1,707,705	$ 1,795,118
Savings accounts	1,350,888	1,367,929
Money Market deposit accounts	26,144,743	26,321,412
Time deposits	26,835,809	22,230,805
Federal funds purchased	0	2,262
Total interest-bearing deposits	56,039,145	51,717,526
Demand deposits	9,279,686	8,781,695
Total deposits	65,318,831	60,499,221
Other liabilities	1,687,597	1,184,193
Total liabilities	67,006,428	61,683,414
Equity capital	7,043,537	6,786,195
Total liabilities and capital	$ 74,049,965	$ 68,469,609

Item 7. Financial Statements

	Page
Independent Auditor's Report	27
Consolidated Balance Sheets	28
Consolidated Statements of Income	29
Consolidated Statements of Changes in Stockholders' Equity	30
Consolidated Statements of Cash Flows	31
Notes to Consolidated Financial Statements	32

INDEPENDENT AUDITOR'S REPORT

Board of Directors
RidgeStone Financial Services, Inc. and Subsidiary
Brookfield, Wisconsin

We have audited the accompanying consolidated balance sheets of RidgeStone Financial Services, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RidgeStone Financial Services, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

VIRCHOW, KRAUSE & COMPANY, LLP

Virchow Krause & Company LLP

Milwaukee, Wisconsin
February 7, 2002

RIDGESTONE FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and due from banks	$ 2,630,962	$ 2,050,908
Federal funds sold	6,971,000	8,914,000
Cash and cash equivalents	9,601,962	10,964,908
Interest bearing deposits in banks	84,509	116,034
Available for sale securities - stated at fair value	258,400	218,477
Held to maturity securities, fair value of $0 and $1,493,700 in 2001 and 2000, respectively	-	1,490,141
Loans, less allowance for loan losses of $544,804 and $696,206 in 2001 and 2000, respectively	55,459,810	53,577,614
Mortgage loans held for sale	1,029,200	555,000
Premises and equipment, net	2,490,941	2,601,253
Accrued interest receivable and other assets	3,043,285	3,825,456
TOTAL ASSETS	$ 71,968,107	$ 73,348,883

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
LIABILITIES		
Deposits		
Demand	$ 10,802,307	$ 10,114,636
Savings and NOW	27,741,829	27,603,851
Other Time	25,200,884	27,604,114
Total Deposits	63,745,020	65,322,601
Accrued interest payable and other liabilities	1,171,472	1,224,827
Total Liabilities	64,916,492	66,547,428
COMMITMENTS AND CONTINGENCIES (See Note 14)		
STOCKHOLDERS' EQUITY		
Preferred stock, no par value, 2,000,000 shares authorized, no shares issued	-	-
Common stock, no par value, 10,000,000 shares authorized, 876,492 shares issued and outstanding	8,417,117	8,417,117
Retained deficit	(1,308,899)	(1,556,610)
	7,108,218	6,860,507
Accumulated other comprehensive loss	(56,603)	(59,052)
Total Stockholders' Equity	7,051,615	6,801,455
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 71,968,107	$ 73,348,883

See accompanying notes to consolidated financial statements.

RIDGESTONE FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
INTEREST INCOME			
Interest and fees on loans	$ 4,518,619	$ 4,829,387	$ 4,263,539
Interest on investment securities - taxable	40,670	55,449	276,087
Interest on federal funds sold and securities purchased under agreements to resell	365,039	364,852	286,165
Interest on deposits in banks	3,476	7,465	6,025
Total Interest Income	4,927,804	5,257,153	4,831,816
INTEREST EXPENSE			
Interest on deposits	2,580,020	2,815,634	2,417,939
Interest on federal funds purchased	-	157	-
Total Interest Expense	2,580,020	2,815,791	2,417,939
Net interest income before provision for loan losses	2,347,784	2,441,362	2,413,877
Provision for loan losses	133,000	42,500	282,500
Net interest income after provision for loan losses	2,214,784	2,398,862	2,131,377
NONINTEREST INCOME			
Service charges on deposit accounts	110,822	94,222	87,322
Secondary market fees	140,834	19,218	55,446
Increase in cash surrender value of life insurance	111,611	108,206	104,832
Securities gains (losses)	-	(9,164)	(15,402)
Other income	94,443	103,895	79,998
Total Noninterest Income	457,710	316,377	312,196
NONINTEREST EXPENSES			
Salaries	1,035,256	968,395	855,383
Pension, profit sharing and other employee benefits	429,627	386,755	368,149
Occupancy	185,448	309,219	313,395
Furniture and equipment expenses	132,348	143,598	116,550
Data processing fees	126,988	133,059	136,573
Professional fees	139,089	237,337	124,078
Other expenses	285,051	327,872	425,302
Total Noninterest Expenses	2,333,807	2,506,235	2,339,430
Income before income taxes	338,687	209,004	104,143
Less: Applicable income taxes (benefit)	90,976	48,343	(375,035)
NET INCOME	$ 247,711	$ 160,661	$ 479,178
Basic earnings per share	$ 0.28	$ 0.18	$ 0.55
Diluted earnings per share	$ 0.28	$ 0.18	$ 0.55
Weighted average shares outstanding	876,492	876,492	876,492

See accompanying notes to consolidated financial statements.

RIDGESTONE FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2001, 2000 and 1999

	Common stock	Retained deficit	Accumulated other comprehensive loss	Total
BALANCES - December 31, 1998	$ 8,417,117	$ (2,196,449)	$ (22,524)	$ 6,198,144
Comprehensive income				
Net income - 1999	-	479,178	-	479,178
Change in unrealized gains (losses) on securities available for sale	-	-	(10,687)	(10,687)
Reclassification adjustment for gains (losses) realized in net income	-	-	(15,402)	(15,402)
Income tax effect	-	-	10,175	10,175
Total Comprehensive Income				463,264
BALANCES - December 31, 1999	8,417,117	(1,717,271)	(38,438)	6,661,408
Comprehensive income				
Net income - 2000	-	160,661	-	160,661
Change in unrealized gains (losses) on securities available for sale	-	-	(24,629)	(24,629)
Reclassification adjustment for gains (losses) realized in net income	-	-	(9,164)	(9,164)
Income tax effect	-	-	13,179	13,179
Total Comprehensive Income				140,047
BALANCES - December 31, 2000	8,417,117	(1,556,610)	(59,052)	6,801,455
Comprehensive income				
Net income - 2001	-	247,711	-	247,711
Change in unrealized gains (losses) on securities available for sale	-	-	4,015	4,015
Income tax effect	-	-	(1,566)	(1,566)
Total Comprehensive Income				250,160
BALANCES - December 31, 2001	$ 8,417,117	$ (1,308,899)	$ (56,603)	$ 7,051,615

See accompanying notes to consolidated financial statements.

RIDGESTONE FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 247,711	$ 160,661	$ 479,178
Adjustments to reconcile net income to net cash flows from operating activities			
Depreciation	192,013	190,433	152,026
Amortization and accretion of bond premiums and discounts - net	-	9,240	562
Loss on sale of investment securities	-	9,164	15,402
Gain on disposal of premises and equipment	-	(754)	-
Provision for loan losses	133,000	42,500	282,500
Provision (benefit) for deferred taxes	90,976	48,343	(375,035)
(Gain) loss on other real estate owned	(66,414)	(34,007)	80,986
Net change in			
Mortgage loans held for sale	(474,200)	(419,000)	123,000
Accrued interest receivable and other assets	21,610	(128,497)	(243,550)
Accrued interest payable and other liabilities	(53,355)	512,403	97,889
Net Cash Flows from Operating Activities	91,341	390,486	612,958
CASH FLOWS FROM INVESTING ACTIVITIES			
Net change in interest bearing deposits in banks	31,525	147,990	(261,375)
Activity in available for sale securities			
Sales	-	8,086	55,548
Maturities, prepayments and calls	-	45,000	1,465,000
Purchases	(37,474)	(172,841)	(1,064,688)
Activity in held to maturity securities			
Maturities, prepayments and calls	1,490,141	1,000,000	1,000,000
Purchases	-	(1,500,000)	(250,000)
Net increase in loans	(2,015,196)	(2,580,817)	(3,015,467)
Proceeds from sales of premises and equipment	15,839	13,600	-
Additions to premises and equipment	(97,540)	(1,451,537)	(128,361)
Net disbursements on other real estate owned	(41,275)	(22,502)	(622,589)
Proceeds from sale of other real estate owned	777,274	296,500	933,500
Net Cash Flows from Investing Activities	123,294	(4,216,521)	(1,888,432)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	(1,577,581)	7,858,210	(7,058,465)
Net Change in Cash and Cash Equivalents	(1,362,946)	4,032,175	(8,333,939)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	10,964,908	6,932,733	15,266,672
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 9,601,962	$ 10,964,908	$ 6,932,733
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Cash paid for interest	$ 2,830,257	$ 2,415,698	$ 2,641,890
Cash paid for income taxes	25	-	50

See accompanying notes to consolidated financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements of RidgeStone Financial Services, Inc. and Subsidiary (the "Company") include the accounts of its wholly owned subsidiary, RidgeStone Bank (the "subsidiary Bank"). RidgeStone Bank includes the accounts of its wholly owned subsidiary, RidgeStone Real Estate Divestitures, Inc. In December 2001 RidgeStone Real Estate Divestitures, Inc. ceased operations. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Nature of Banking Activities

The consolidated income of the Company is principally from the income of the subsidiary Bank. The subsidiary Bank grants commercial, installment and residential loans and accepts deposits from customers primarily in southeastern Wisconsin. The subsidiary Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products. Additionally the Company and the subsidiary Bank are subject to the regulations of certain regulatory agencies and undergo periodic examination by those regulatory agencies.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days.

The subsidiary Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The subsidiary Bank has not experienced any losses in such accounts.

Interest Bearing Deposits in Banks

Interest bearing deposits in banks mature within one year and are carried at cost.

Available for Sale Securities

Securities classified as available for sale are those debt securities that the subsidiary Bank intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the subsidiary Bank's assets and liabilities, liquidity needs, regulatory capital consideration, and other similar factors. Securities classified as available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Held to Maturity Securities

Securities classified as held to maturity are those debt securities the subsidiary Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost, adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. The sale of a security within three months of its maturity date or after collection of at least 85 percent of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, reduced by the allowance for loan losses and any deferred fees or costs in originating loans. Interest income is accrued on the unpaid principal balance. The accrual of interest income on impaired loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower's ability to meet payment of interest or principal when they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Cash collections on impaired loans are credited to the loan receivable balance and no interest income is recognized on those loans until the principal balance is current. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. All sales are made without recourse.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is adequate to cover probable credit losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance is provided for losses that have potentially been incurred as of the balance sheet date and is based on past events and current economic conditions, and does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

A loan is considered impaired when, based on current information and events, it is probable that the subsidiary Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require the subsidiary Bank to make additions to the allowance for loan losses based on their judgments of collectibility based on information available to them at the time of their examination.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Provisions for depreciation are computed on straight-line and accelerated methods over the estimated useful lives of the assets, which range from 15 to 40 years for buildings and 3 to 10 years for equipment.

Profit-Sharing Plan

The Company has established a trusteed contributory 401(k) profit-sharing plan for qualified employees. The Company's policy is to fund contributions as accrued.

Other Real Estate Owned

Other real estate owned, acquired through partial or total satisfaction of loans, is carried at the lower of cost or fair value less cost to sell. At the date of acquisition, losses are charged to the allowance for loan losses. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.

Income Taxes

The Company files a consolidated federal income tax return and individual state income tax returns. Accordingly, amounts equal to tax benefits of those companies having taxable federal losses or credits are reimbursed by the other companies that incur federal tax liabilities.

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to the reserve for loan losses, deferred compensation, and net operating loss carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Off-Balance Sheet Financial Instruments

In the ordinary course of business the subsidiary Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Share

Earnings per share are computed based upon the weighted average number of common shares outstanding during each year. In the computation of diluted earnings per share, all dilutive stock options are assumed to be exercised at the beginning of each year and the proceeds are used to purchase shares of the Company's common stock at the average market price during the year.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Carrying Amounts Approximate Fair Values for the Following Instruments

Cash and cash equivalents
Interest-bearing deposits in banks
Available for sale securities
Variable rate loans that reprice frequently where no significant change in credit risk has occurred
Loans held for sale
Accrued interest receivable
Cash surrender value of life insurance
Demand deposits
Variable rate money market accounts
Variable rate certificates of deposit
Accrued interest payable

Quoted Market Prices

Where available, or if not available, based on quoted market prices of comparable instruments for the following instrument:

Held to maturity securities

Discounted Cash Flows

Using interest rates currently being offered on instruments with similar terms and with similar credit quality:

All loans except variable rate loans described above
Fixed rate certificates of deposit

Quoted fees currently being charged for similar instruments

Taking into account the remaining terms of the agreements and the counterparties' credit standing:

Off-balance-sheet instruments

Letters of credit
Lending commitments

Since the majority of the Company's off-balance-sheet instruments consist of nonfee-producing, variable rate commitments, the Company had determined these do not have a distinguishable fair value.

Reclassification

Certain 2000 and 1999 amounts have been reclassified to conform with the 2001 presentation. The reclassifications have no effect on reported amounts of net income or equity.

NOTE 2 - Cash and Due From Banks

The Company's subsidiary Bank is required to maintain vault cash and reserve balances with Federal Reserve Banks based upon a percentage of deposits. These requirements approximated $164,000 and $143,000 at December 31, 2001 and 2000, respectively.

NOTE 3 - Available for Sale Securities

Amortized costs and fair values of available for sale securities as of December 31, 2001 and 2000 are summarized as follows:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal Home Loan Bank stock	$ 161,300	$ -	$ -	$ 161,300
Other equity securities	153,703	76	56,679	97,100
Totals	$ 315,003	$ 76	$ 56,679	$ 258,400

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal Home Loan Bank stock	$ 159,300	$ -	$ -	$ 159,300
Other equity securities	118,229	-	59,052	59,177
Totals	$ 277,529	$ -	$ 59,052	$ 218,477

Expected maturities will differ from contractual maturities in equity securities.

Following is a summary of the proceeds from sales of investment securities available for sale, as well as gross losses for the years ended December 31.

	2001	2000	1999
Proceeds from sales of available for sale securities	$ -	$ 8,086	$ 55,548
Gross gains on sales	$ -	$ -	$ -
Gross loss on sales	$ -	$ (9,164)	$ (15,402)
	$ -	$ (9,164)	$ (15,402)
Related income taxes (benefit)	$ -	$ (3,666)	$ (6,084)

There were no available for sale securities pledged as collateral at December 31, 2001 and 2000.

NOTE 4 - Held to Maturity Securities

There are no held to maturity securities as of December 31, 2001.

Amortized costs and fair values of held to maturity securities as of December 31, 2000 are summarized as follows:

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of other U.S. government agencies and corporations	$ 1,490,141	$ 3,609	$ 50	$ 1,493,700

There were no held to maturity securities pledged as collateral at December 31, 2001 and 2000.

NOTE 5 - Loans

Major classification of loans are as follows at December 31:

	2001	2000
Commercial	$ 20,032,201	$ 17,503,514
Real estate		
Construction	4,154,112	3,835,587
Commercial	19,403,802	15,992,871
Residential	11,159,259	14,935,218
Installment and consumer	1,255,240	2,006,630
	56,004,614	54,273,820
Less: Allowance for loan losses	(544,804)	(696,206)
Net Loans	$ 55,459,810	$ 53,577,614

There were no impaired loans recognized in the consolidated financial statements at December 31, 2001 and 2000. The average recorded amount of impaired loans during 2001 and 2000 was $230,538 and $122,160, respectively. There was no allowance for loan losses related to these loans at December 31, 2001 and 2000. Interest income on impaired loans of $6,468, $5,604, and $8,499 was recognized for cash payments received in 2001, 2000 and 1999, respectively.

Certain directors and executive officers of the Company, and their related interests, had loans outstanding in the aggregate amounts of $1,283,779 and $1,387,952 at December 31, 2001 and 2000, respectively. During 2001, $1,093,552 of new loans were made and repayments totaled $1,197,725. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and did not involve more than normal risks of collectibility or present other unfavorable features.

NOTE 6 - Allowance for Loan Losses

The allowance for loan losses reflected in the accompanying consolidated financial statements represents the allowance available to absorb loan losses. An analysis of changes in the allowance is presented in the following tabulation as of December 31:

	2001	2000	1999
BALANCE - Beginning of Year	$ 696,206	$ 653,270	$ 562,747
Charge-offs	(328,479)	(24,154)	(191,977)
Recoveries	44,077	24,590	-
Provision charged to operations	133,000	42,500	282,500
BALANCE - End of Year	$ 544,804	$ 696,206	$ 653,270

NOTE 7 - Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation at December 31 and are summarized as follows:

	2001	2000
Land	$ 232,200	$ 232,200
Building and leasehold improvements	2,176,944	2,159,316
Furniture and equipment	1,172,302	1,121,188
	3,581,446	3,512,704
Less: Accumulated depreciation	(1,090,505)	(911,451)
Net Premises and Equipment	$ 2,490,941	$ 2,601,253

Depreciation expense amounted to $192,013, $190,433, and $152,026 in 2001, 2000 and 1999, respectively.

NOTE 8 - Deposits

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was $7,953,083 and $7,619,472 at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002	$ 18,295,683
2003	5,985,705
2004	431,852
2005	352,351
2006	135,293
	$ 25,200,884

NOTE 9 - Stockholders' Equity

The RidgeStone Financial Services, Inc. 1996 Stock Option Plan as amended (the "Plan") provides for the granting of options to purchase up to 525,000 shares of common stock to key officers and employees of the Company. Options granted to date under the Plan have been granted at the fair market value of the common stock on the date of the grant. Options granted under the Plan may be exercised 33.33% per year beginning one year after the date of the grant and must be exercised within a ten year period.

Activity is summarized in the following table:

	2001		2000		1999	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
OUTSTANDING - Beginning of Year	286,475	$ 11.77	213,037	$ 13.78	150,412	$ 14.96
Options						
Granted	84,500	5.00	74,025	6.00	63,300	11.00
Cancelled or forfeited	(883)	9.20	(587)	13.99	(675)	14.37
Net Change	83,617		73,438		62,625	
OUTSTANDING - End of Year	370,092	10.23	286,475	11.77	213,037	13.78
Exercisable at year end	215,600		153,842		99,823	
Weighted average fair value of:						
Options granted	$ 2.44		$ 2.73		$ 5.48	
Available for future grant at year end	154,471		238,088		311,526	

The following table summarizes information about Plan awards outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercisable Price	Number Exercisable	Weighted Average Exercise Price
$ 11.75	49,638	4.5 years	$ 11.75	49,638	$ 11.75
14.63	49,904	5.3 years	14.63	49,904	14.63
18.50	49,525	6.3 years	18.50	49,525	18.50
11.00	63,075	7.5 years	11.00	42,050	11.00
6.00	73,450	8.3 years	6.00	24,483	6.00
5.00	84,500	9.3 years	5.00	-	-
	370,092			215,600	

The Company applies APB Opinion 25 and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for its stock options awards.

NOTE 9 - Stockholders' Equity (cont.)

FASB Statement 123 encourages a "fair value" based method of accounting for stock-based compensation plans. Had compensation cost for the Company's plan been determined based upon the fair value at the grant dates as prescribed by FASB Statement 123, the Company's net loss and loss per share would be the pro forma amounts indicated below:

	2001	2000	1999
Net income - as reported	$ 247,711	$ 160,661	$ 479,178
Pro forma	$ 77,293	$ (9,126)	$ 337,753
Basic earnings per share - as reported	$ 0.28	$ 0.18	$ 0.55
Pro forma	$ 0.09	$ (0.01)	$ 0.38
Diluted earnings per share - as reported	$ 0.28	$ 0.18	$ 0.55
Pro forma	$ 0.09	$ (0.01)	$ 0.38

A reconciliation of the numerators and the denominators of earnings per share and earnings per share assuming dilution are:

	Income	Shares	Per Share Amount
2001			
Earnings per share	$ 247,711	876,492	$ 0.28
Effect of options		3,121	
Earnings per share - assuming dilution	$ 247,711	879,613	$ 0.28
2000			
Earnings per share	$ 160,661	876,492	$ 0.18
Effect of options		-	
Earnings per share - assuming dilution	$ 160,661	876,492	$ 0.18
1999			
Earnings per share	$ 479,178	876,492	$ 0.55
Effect of options		-	
Earnings per share - assuming dilution	$ 479,178	876,492	$ 0.55

NOTE 10 - Income Taxes

The provision for income taxes included in the accompanying consolidated financial statements consists of the following components at December 31:

	2001	2000	1999
Deferred Income Taxes (Benefit)			
Federal	78,607	41,770	(324,045)
State	12,369	6,573	(50,990)
Total Provision for Income Taxes	$ 90,976	$ 48,343	$ (375,035)

At December 31, 2001, the Company had a net operating loss carryforward for income tax purposes of approximately $408,000 which, if not utilized to reduce taxable income in future periods, will expire as follows:

2011	$ 256,000
2013	104,000
2014	48,000
	$ 408,000

NOTE 10 - Income Taxes (cont.)

The net deferred tax assets in the accompanying consolidated balance sheets include the following amounts of deferred tax assets and liabilities at December 31:

	2001	2000
Deferred Tax Assets		
Allowance for loan losses	$ 136,194	$ 233,521
Deferred compensation	188,808	128,155
Salary continuation	16,095	10,776
Net operating loss carryforward	169,920	233,071
Other	6,926	1,847
Deferred Tax Liabilities		
Depreciation	(7,488)	(5,939)
	$ 510,455	$ 601,431

Management believes it is more likely than not, that the gross deferred tax assets will be fully realized. Therefore, no valuation allowance has been recorded as of December 31, 2001 and 2000.

A reconciliation of statutory federal income taxes based upon income before taxes to the provision for federal and state income taxes for the period, as summarized previously, is as follows:

	2001		2000		1999	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Reconciliation of statutory to effective rates						
Federal income taxes at statutory rate	$ 115,154	34.00 %	$ 71,061	34.00 %	$ 35,409	34.00 %
Adjustments for						
Increase in cash surrender value of life insurance	(37,948)	(11.20)	(36,790)	(17.60)	(35,643)	(34.23)
Reduction of deferred tax valuation allowance	-	-	-	-	(385,211)	(369.89)
Other - net	13,770	4.07	14,072	6.73	10,410	10.00
Effective Income Taxes - Operations	$ 90,976	26.87 %	$ 48,343	23.13 %	$ (375,035)	(360.12)%

NOTE 11 - Profit-Sharing Plan

The Company has a trusteed 401 (k) plan. The Company contributed $24,156, $8,077, and $32,938 in 2001, 2000 and 1999, respectively.

NOTE 12 - Salary Continuation Agreement

The Company has entered into salary continuation agreements with various executive officers. The agreements provide for the payment of specified amounts upon the employee's retirement or death which is being accrued over the anticipated remaining period of employment. The salary continuation liability balance was $479,817 and $325,681 at December 31, 2001 and 2000, respectively. Expenses recognized for future benefits under these agreements totaled $167,653, $155,555, and $141,877 in 2001, 2000 and 1999, respectively.

Although not part of the agreement, the Company purchased paid-up life insurance on the officers which could provide funding for the payment of benefits. Included in other assets is $2,135,105 and $2,037,186 of related cash surrender value as of December 31, 2001 and 2000, respectively.

NOTE 13 - Facilities Lease

On May 31, 2000, the Company exercised the option to purchase the building it had been leasing and therefore, there was no lease expense in 2001. Lease expense for the years ended December 31, 2000 and 1999 was $94,956 and $113,167, respectively.

NOTE 14 - Commitments and Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's consolidated financial statements.

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, commitments under credit card arrangements and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and issuing letters of credit as they do for on-balance-sheet instruments.

A summary of the contract or notional amount of the Company's exposure to off-balance-sheet risk as of December 31, 2001 and 2000 is as follows:

	2001	*2000*
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 17,098,705	$ 13,231,961
Credit card commitments	$ 1,074,593	$ 1,053,558
Standby letters of credit	$ 35,600	$ 107,750

NOTE 14 - Commitments and Contingencies (cont.)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties. Credit card commitments are unsecured.

As of December 31, 2001, the Company and the subsidiary Bank do not engage in the use of interest rate swaps, futures or option contracts.

NOTE 15 - Concentration of Credit Risk

Practically all of the subsidiary Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the subsidiary Bank's market area. Although the subsidiary Bank has a diversified loan portfolio, the ability of their debtors to honor their contracts is dependent on the economic conditions of the counties surrounding the subsidiary Bank. The concentration of credit by type of loan is set forth in Note 5.

NOTE 16 - Retained Earnings

The principal source of income and funds of the Company will be dividends from the subsidiary Bank. Under Wisconsin law, the subsidiary Bank will be restricted as to the maximum amount of dividends it may pay on its common stock. A Wisconsin bank may not pay dividends except out of net earnings. A bank's ability to pay dividends may also be restricted in the event that losses in excess of undivided profits have been charged against surplus. Unless exempted by the Wisconsin Department of Financial Institutions, Division of Banking, a state bank may not pay or declare dividends on capital stock in excess of 50% of its net earnings until its surplus fund is fully restored to an amount equal to 100% of the bank's capital stock. Federal regulators have authority to prohibit a bank from engaging in any action deemed by them to constitute an unsafe or unsound practice, including payment of dividends.

Federal Reserve Board policy provides that a bank holding company should not pay dividends unless (i) the dividends can be fully funded out of net income from the Company's net earnings over the prior year and (ii) the prospective rate of earnings retention appears consistent with the Company's (and its subsidiary) capital needs, asset quality and overall financial conditions.

NOTE 17 - Regulatory Capital Requirements

The Company (on a consolidated basis) and the subsidiary Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and the subsidiary Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the subsidiary Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy requires the Company and the subsidiary Bank to maintain minimum amounts and ratios (set forth in the table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). Management believes that as of December 31, 2001 and 2000 the Company and the subsidiary Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2001, the most recent notification from the regulatory agencies categorized the subsidiary Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since these notifications that management believes have changed the institution's category.

Listed below is a comparison of the Company's and the subsidiary Bank's actual capital amounts with the minimum requirements for well capitalized and adequately capitalized banks, as defined by the federal regulatory agencies' Prompt Corrective Action Rules, as of December 31, 2001 and 2000.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total capital (to risk weighted assets)						
RidgeStone Financial Services, Inc	$ 7,469,625	12.6 %	$ 4,753,785	8.0 %	N/A	N/A
RidgeStone Bank	$ 7,035,487	11.9 %	$ 4,741,435	8.0 %	$ 5,926,723	10.0 %
Tier 1 capital (to risk weighted assets)						
RidgeStone Financial Services, Inc	$ 6,924,821	11.7 %	$ 2,376,893	4.0 %	N/A	N/A
RidgeStone Bank	$ 6,490,683	11.0 %	$ 2,370,717	4.0 %	$ 3,556,076	6.0 %
Tier 1 capital (to average assets)						
RidgeStone Financial Services, Inc	$ 6,924,821	9.2 %	$ 3,015,600	4.0 %	N/A	N/A
RidgeStone Bank	$ 6,490,683	8.6 %	$ 3,009,600	4.0 %	$ 3,762,000	5.0 %
As of December 31, 2000						
Total capital (to risk weighted assets)						
RidgeStone Financial Services, Inc	$ 7,206,713	12.2 %	$ 4,753,785	8.0 %	N/A	N/A
RidgeStone Bank	$ 6,823,319	11.6 %	$ 4,741,435	8.0 %	$ 5,926,723	10.0 %
Tier 1 capital (to risk weighted assets)						
RidgeStone Financial Services, Inc	$ 6,510,507	11.1 %	$ 2,376,893	4.0 %	N/A	N/A
RidgeStone Bank	$ 6,127,113	10.4 %	$ 2,370,717	4.0 %	$ 3,556,076	6.0 %
Tier 1 capital (to average assets)						
RidgeStone Financial Services, Inc	$ 6,510,507	8.7 %	$ 2,980,999	4.0 %	N/A	N/A
RidgeStone Bank	$ 6,127,113	8.3 %	$ 2,963,849	4.0 %	$ 3,704,811	5.0 %

NOTE 18 - *Fair Value of Financial Instruments*

The estimated fair values of financial instruments at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS				
Cash and cash equivalents	$ 9,601,962	$ 9,601,962	$ 10,964,908	$ 10,964,908
Interest bearing deposits in banks	$ 84,509	$ 84,509	$ 116,034	$ 116,034
Securities	$ 258,400	$ 258,400	$ 1,708,618	$ 1,712,177
Loans, net	$ 55,459,810	$ 56,022,467	$ 53,577,614	$ 52,800,132
Mortgage loans held for sale	$ 1,029,200	$ 1,029,200	$ 555,000	$ 555,000
Cash surrender value of life insurance policies	$ 2,135,105	$ 2,135,105	$ 2,037,186	$ 2,037,186
Accrued interest receivable	$ 336,070	$ 336,070	$ 421,288	$ 421,288
FINANCIAL LIABILITIES				
Deposits	$ 63,745,020	$ 63,917,373	$ 65,322,601	$ 65,353,717
Accrued interest payable	$ 459,359	$ 459,359	$ 709,596	$ 709,596

The estimated fair value of fee income on letters of credit at December 31, 2001 and 2000 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2001 and 2000.

The subsidiary Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, fair values of the subsidiary Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the subsidiary Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the subsidiary Bank's overall interest rate risk.

NOTE 19 - RidgeStone Financial Services, Inc (Parent Company Only) Financial Information

CONDENSED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Cash and due from banks	$ 123,674	$ 27,381
Interest bearing deposits in banks	84,509	116,034
Available for sale securities - stated at fair value	97,100	59,177
Investment in subsidiary	6,730,683	6,477,114
Accrued interest receivable and other assets	15,649	121,749
TOTAL ASSETS	$ 7,051,615	$ 6,801,455
STOCKHOLDERS' EQUITY		
Preferred stock, no par value, 2,000,000 shares authorized, no shares issued	$ -	$ -
Common stock, no par value, 10,000,000 shares authorized, 876,492 shares issued and outstanding	8,417,117	8,417,117
Retained deficit	(1,308,899)	(1,556,610)
	7,108,218	6,860,507
Accumulated other comprehensive loss	(56,603)	(59,052)
Total Stockholders' Equity	7,051,615	6,801,455
TOTAL STOCKHOLDERS' EQUITY	$ 7,051,615	$ 6,801,455

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31, 2001	2000	1999
INCOME			
Interest on deposits in banks	$ 3,476	$ 7,465	$ 6,025
Securities losses	-	(9,164)	(15,402)
Other income	9,964	4,500	4,765
Total Income	13,440	2,801	(4,612)
EXPENSES			
Professional fees	23,034	24,517	30,033
Other expenses	164	5,483	65,940
Total Expenses	23,198	30,000	95,973
Income before income taxes and equity in undistributed earnings of subsidiary	(9,758)	(27,199)	(100,585)
Less: Applicable income taxes (benefit)	(3,900)	(9,249)	25
Income before equity in undistributed earnings of subsidiary	(5,858)	(17,950)	(100,610)
Equity in undistributed earnings of subsidiary	253,569	178,611	579,788
NET INCOME	$ 247,711	$ 160,661	$ 479,178

NOTE 19 - RidgeStone Financial Services, Inc (Parent Company Only) Financial Information (cont.)

CONDENSED STATEMENTS OF CASH FLOW

	Years Ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 247,711	$ 160,661	$ 479,178
Adjustments to reconcile net income to net cash flows from operating activities			
Loss on sale of investment securities	-	9,164	15,402
Loss on disposal of other real estate owned	-	-	54,497
Equity in undistributed income of subsidiary	(253,569)	(178,611)	(579,788)
Net change in			
Accrued interest receivable and other assets	106,100	(109,249)	1,620
Accrued interest payable and other liabilities	-	-	(9,118)
Net Cash Flows from Operating Activities	100,242	(118,035)	(38,209)
CASH FLOWS FROM INVESTING ACTIVITIES			
Net change in interest bearing deposits in banks	31,525	142,131	(255,516)
Activity in available for sale securities			
Sales	-	8,086	55,548
Purchases	(35,474)	(13,541)	(54,688)
Proceeds from sales of other real estate owned	-	-	32,015
Net disbursement on other real estate owned	-	-	(5,290)
Net Cash Flows from Investing Activities	(3,949)	136,676	(227,931)
Net Change in Cash and Cash Equivalents	96,293	18,641	(266,140)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	27,381	8,740	274,880
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 123,674	$ 27,381	$ 8,740

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with the Company's independent auditors regarding accounting and financial disclosure required to be reported pursuant to this Item.

Part III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act

The information required by this Item is hereby incorporated by reference to the information under the captions entitled "Election of Directors," "Executive Officers" and "Miscellaneous - Section 16(a) Beneficial Ownership Reporting Compliance" set forth in the Company's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders (the "Proxy Statement").

Item 10. Executive Compensation

The information required by this Item is hereby incorporated by reference to the information under the captions entitled "Board of Directors - Director Compensation" and "Executive Compensation" set forth in the Proxy Statement.

Item 11. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item is hereby incorporated by reference to the information under the caption entitled "Principal Shareholders" set forth in the Proxy Statement.

Item 12. Certain Relationships and Related Transactions

The information required by this Item is hereby incorporated by reference to the information under the caption entitled "Certain Transactions" set forth in the Proxy Statement.

Item 13. Exhibits and Reports on Form 8-K

(a) Exhibits

Reference is made to the separate exhibit index contained on page E-1 hereof.

(b) Reports on Form 8-K

No reports on Form 8-K were filed by the Company during the quarter ended December 31, 2001.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 20, 2002.

RIDGESTONE FINANCIAL SERVICES, INC.

By: /s/ Paul E. Menzel
Paul E. Menzel
President and Chief Executive Officer

In accordance with the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated on March 20, 2002:

Signatures	Title
/s/ Paul E. Menzel Paul E. Menzel	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ William R. Hayes William R. Hayes	Vice President, Treasurer and Director (Principal Financial and Accounting Officer)
/s/ Christine V. Lake Christine V. Lake	Vice President, Secretary and Director
/s/ Bernard E. Adee Bernard E. Adee	Director
/s/ Gregory J. Hoesly Gregory J. Hoesly	Director
/s/ John E. Horning John E. Horning	Director
William F. Krause, Jr.	Director
/s/ Charles G. Niebler Charles G. Niebler	Director
/s/ James E. Renner James E. Renner	Director
/s/ Richard A. Streff Richard A. Streff	Director
/s/ William J. Tetzlaff William J. Tetzlaff	Director

THIS PAGE INTENTIONALLY

LEFT BLANK

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
3.1	Articles of Incorporation of Ridgestone Financial Services, Inc., as amended. [Incorporated by reference to Exhibit 4.4 to Ridgestone Financial Services, Inc.'s Registration Statement on Form S-8 (Registration No. 333-52323)]
3.2	Amendment to By-Laws of RidgeStone Financial Services, Inc., as amended.
3.3	By-Laws of Ridgestone Financial Services, Inc., as amended.
*10.1	Ridgestone Financial Services, Inc. 1996 Stock Option Plan, as amended. [Incorporated by reference to Exhibit 4.1 to Ridgestone Financial Services, Inc.'s Registration Statement on Form S-8 (Registration No. 333-52323)]
*10.2	Form of Stock Option Agreement used in conjunction with the Ridgestone Financial Services, Inc. 1996 Stock Option Plan, as amended. [Incorporated by reference to Exhibit 4.2 to Ridgestone Financial Services, Inc.'s Registration Statement on Form S-8 (Registration No. 333-52323)]
*10.3	Employment Agreement, dated as of December 31, 1996, between Ridgestone Financial Services, Inc. and Paul E. Menzel. [Incorporated by reference to Exhibit 10.6 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 (File No. 0-27984)]
*10.4	First Amendment to Employment Agreement, dated as of December 31, 1997, between Ridgestone Financial Services, Inc. and Paul E. Menzel. [Incorporated by reference to Exhibit 10.8 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 (File No. 0-27984)]
*10.5	Employment Agreement, dated as of December 31, 1996, between Ridgestone Financial Services, Inc. and William R. Hayes. [Incorporated by reference to Exhibit 10.7 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 (File No. 0-27984)]
*10.6	First Amendment to Employment Agreement, dated as of December 31, 1997, between Ridgestone Financial Services, Inc. and William R. Hayes. [Incorporated by reference to Exhibit 10.10 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 (File No. 0-27984)]
*10.7	Employment Agreement, dated as of December 31, 1996, between Ridgestone Financial Services, Inc. and Christine V. Lake. [Incorporated by reference to Exhibit 10.8 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 (File No. 0-27984)]
*10.8	First Amendment to Employment Agreement, dated as of December 31, 1997, between Ridgestone Financial Services, Inc. and Christine V. Lake. [Incorporated by reference to Exhibit 10.12 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 (File No. 0-27984)]

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
*10.9	Salary Continuation Agreement, dated October 20, 1998, by and between Ridgestone Bank and Paul E. Menzel. [Incorporated by reference to Exhibit 10.1 to Ridgestone Financial Services, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 (File No. 0-27984)]
*10.10	Split Dollar Agreement, dated October 20, 1998, by and between Ridgestone Bank and Paul E. Menzel. [Incorporated by reference to Exhibit 10.2 to Ridgestone Financial Services, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 (File No. 0-27984)]
*10.11	Split Dollar Agreement, dated October 20, 1998, by and between Ridgestone Bank and Paul E. Menzel. [Incorporated by reference to Exhibit 10.3 to Ridgestone Financial Services, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 (File No. 0-27984)]
*10.12	Form of Executive Incentive Retirement Agreement, dated October 20, 1998, by and between Ridgestone Bank and each of Christine V. Lake and William R. Hayes. [Incorporated by reference to Exhibit 10.4 to Ridgestone Financial Services, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 (File No. 0-27984)]
*10.13	Form of Split Dollar Agreement, dated October 20, 1998, by and between Ridgestone Bank and each of Christine V. Lake and William R. Hayes. [Incorporated by reference to Exhibit 10.5 to Ridgestone Financial Services, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 (File No. 0-27984)]
21	Subsidiaries of Ridgestone Financial Services, Inc.
23	Independent Auditor's Consent
99	Definitive Proxy Statement for the Company's 2002 annual meeting of shareholders scheduled to he held on April 23, 2002 (previously filed with the Commission under Regulation 14A on March 21, 2002 and incorporated by reference herein to extent indicated in this Form 10-KSB).

*This exhibit is a management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-KSB pursuant to Item 13(a) of Form 10-KSB.

TO OUR SHAREHOLDERS

We made a commitment when we started RidgeStone Bank in 1995 to provide a truly unique banking environment that emphasizes superior customer service and the use of leading edge technology to improve the banking experience. We're proud of our achievements to date in fulfilling that commitment.

An improvement in net interest income throughout the year, greater fee income, and lower expenses contributed to a 54% increase in net income after taxes for 2001 over the prior year. We're pleased we were able to achieve this earnings improvement despite a soft economy and an unprecedented series of eleven interest rate reductions by the Federal Reserve.

Although these rate reductions led us to reprice our higher-cost time deposits at significantly lower interest rates, we were successful in retaining the vast majority of these deposits.

Interest rates in the long-term residential real estate market were also lower in 2001. Because of this, many of our customers refinanced their short-term mortgage loans into long-term, fixed-rate loans in the secondary market. While this resulted in a decline in our consumer real estate loan balances, our fee income from the sale of mortgage loans in the secondary market significantly increased.

Although our residential loan balances declined during the year, strong commercial loan growth helped total loans outstanding increase 3% overall in 2001. The combination of a lower cost of funds and growing loan volume resulted in our net interest income improving from the first quarter to the fourth quarter of 2001.

Asset quality remains strong as evidenced by no loans in non-accrual status as of December 31, 2001. During 2001 we successfully completed the sale of the remaining lots and model home in the Mill Place subdivision we had previously acquired through foreclosure. The liquidation of this asset was a major challenge to management and has been successfully concluded.

While total assets and deposits were lower at December 31, 2001 compared to the prior year, average assets and deposits were up 8%. We chose to control growth to concentrate on improving earnings and maintaining a well-capitalized bank.

The majority of our consumer households are demographically among the financial industry's most sought-after households. For a number of years we have participated in a profitability study group with various other banks across the country. In the most recent study, conducted as of June 2001, the deposit and loan household average balances of our customers exceeded the averages of many of the other banks participating in the study.

Our staff is working hard to develop, maintain and expand both consumer and business customer relationships. At the end of our first full year in 1996, 1,200 consumer households and businesses had chosen to bank with us. By the end of 2001, this number had grown to 2,100. While growing our customer base, we also focused on expanding relationships with our current customers. Our average deposit size per household increased from $32,000 in 1996 to $45,000 in 2001. Also, loan penetration of our customer base increased to 40% in 2001 from 17% in 1996. Our average number of services used per household in 1996 was 1.66 compared to 2.09 in 2001.

You may recall we were the first bank in Wisconsin to offer PC banking by modem to consumers in 1996. We now offer Internet banking to consumers and businesses with approximately 53% of our consumer checking account base and 23% of our business checking account customers enrolled in this service. No matter where people live, work, or operate businesses, they can bank with us.

Staying near the top of the technology curve has helped us provide superior banking service to our consumer and business banking customers. The personal attention our very knowledgeable and expert bankers give our customers is well known to those of you who use our services. If you're not banking at RidgeStone yet, we encourage you and your friends and your business associates to select RidgeStone for a banking experience second to none.

Sincerely,

Paul E. Menzel
President and
Chief Executive Officer

DIRECTORS

Bernard E. Adee
William R. Hayes
Gregory [illegible]
John E. [illegible]
William R. Krause, Jr.
Christine V. Lake
Paul E. Menzel
Charles E. [illegible]
James E. Renner
Richard A. Streff
William J. Tetzlaff

RIDGESTONE FINANCIAL SERVICES, INC. OFFICERS

Paul E. Menzel
President and CEO

William R. Hayes
Vice President and Treasurer

Christine V. Lake
Vice President and Secretary

RIDGESTONE BANK OFFICERS

Paul E. Menzel
President

Christine V. Lake
Executive Vice President

William R. Hayes
Vice President,
Cashier, Controller

Timothy J. [illegible]
Vice President

Gregory S. Fritsch
Vice President

Ronald R. [illegible]
Vice President

Jennifer A. Wright
Vice President

Jay M. [illegible]
Vice President

Steven M. [illegible]
Assistant Vice President

Paul F. [illegible]
Assistant Vice President

Mary M. [illegible]
Assistant Vice President

Christine M. Bode
Assistant Cashier

Elizabeth J. [illegible]
Personal Banking Officer

Melissa L. Brow
Commercial Banking Officer

CORPORATE OFFICE AND MAIN BRANCH

13925 West North Avenue
Brookfield, WI 53005
(262) 789-1011

DRIVE-THRU BRANCH

15565 West North Avenue
Brookfield, WI 53005

STOCK TRANSFER AGENT

U.S. Bank, N.A. Corporate Trust Services
1555 N. Rivercenter Drive
Suite 301
Milwaukee, WI 53212
(414) 905-5000

STOCK LISTING

The Common Stock of
RidgeStone Financial Services, Inc.,
is traded over the counter under
the symbol "RFSV."

ATTORNEYS

Foley & Lardner
Milwaukee, Wisconsin

INDEPENDENT AUDITORS

Virchow, Krause & Company, LLP
Milwaukee, Wisconsin

CREATIVE MEDIA CONSULTANTS

Hare Strigenz Design
Milwaukee, Wisconsin

ANNUAL MEETING

The annual meeting of shareholders will be held
Tuesday, April 23, 2002 at 10:00 a.m., at
Westmoor Country Club, 400 South Moorland Rd.,
Brookfield, Wisconsin.

RidgeStone
FINANCIAL
SERVICES, INC.